UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 11, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure:     ANGLOGOLD ASHANTI SUSTAINABILITY REPORT FOR THE YEAR
                        ENDED DECEMBER 31, 2012

2012
{
SUSTAINABILITY
REPORT

Safety is our ﬁrst value.
We place people ﬁrst and correspondingly put the highest
priority on safe and healthy practices and systems of work.
We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people’s dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can
make to our business success. We are honest with ourselves
and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving beneﬁt
from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and
undertake to deliver on our commitments.
We are focused on delivering results and we do what we
say we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in which we
operate will be better off for AngloGold Ashanti
having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneﬁcial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our carbon efﬁciency and make efﬁcient use of natural resources. We will develop innovative solutions to mitigate environmental and
climate risks.
MISSION
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
VALUES
OUR
VISION
TO BE THE LEADING MINING COMPANY

CONTENTS
02
Key features of the year
WHO WE ARE
04
Our business
06
Ourstakeholders
OUR APPROACH
08
Letter from CEO, Mark Cutifani
10
Our business strategy
11
Our sustainability strategy
13
Our approach to risk management
and identifying material issues
15
Our approach to assurance
16
Our sustainability review panel
17
External panel review
OUR PERFORMANCE
20
Ensuring safety and health
28
Attracting, developing and
retaining our people
30
Responding to the strike in
South Africa
32
Delivering sustainable community
beneﬁts
35
Adding value
39
Addressing artisanal and
small-scale mining
41
Respecting human rights
43
Securing our people and assets
45
Responsible Gold
47
Addressing energy security and
climate change
49
Responsible custodianship of
water and land
53
Cyanide and waste management
55
Managing our supply chain
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Sustainability Report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
03
}
07
}
19
}
See the guide to using our reports
on the inside back cover and ﬂap.
Guide to using our reports
{

CONTENTS

Our Sustainability Report is published annually, with the previous report having been published in March 2012. This report should be read in conjunction with our online Sustainability Report and our Integrated Report for the year ended 31 December 2012.
For ease of use, a detailed guide to using our reports may be found on the inside back cover of this report, with a ﬂap that may be opened while reading the report. An interactive online guide may be found at www.aga-reports.com.
KEY FEATURES OF THE YEAR
For the group
For noting
The following key parameters should also be noted in
respect of our reports:
•
Production is expressed on an attributable basis unless
otherwise indicated.
•
The average workforce, including employees and
contractors, is reported for AngloGold Ashanti
subsidiaries and joint ventures (JVs). The JVs are
reported on an attributable basis.
•
Adjustment of greenhouse gas (GHG) emissions factors
for Ghana and updating of records at other locations
have resulted in restatement of some entries for 2011.
•
Unless otherwise stated, $ or dollar refers to US dollars
throughout this suite of reports.
•
Locations on maps are for indication purposes only.
•
Group and company are used interchangeably.
For terminology used refer to the glossary of terms at
www.aga-reports.com.
OS
AIFR
(1)
(per million hours worked)
08
09
10
11
12
0
5
10
15
20
7.72
9.76
11.50
12.88
16.66
(1)
All injury frequency rate
Incidents under the VPSHR
(2)
0
2
4
6
8
10
9
5
2
1
3
(2)
Voluntary Principles on Security and Human Rights
(Human rights incidents due to security interventions)
08
09
10
11
12
Average number of employees
(including contractors)
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
65,822
61,242
62,046
63,364
62,895
08
09
10
11
12
Community investment
($m)
0
4
8
12
16
20
24
28
24.91
20.61
16.08
10.88
8.44
08
09
10
11
12
Payments to governments
($m)
0
300
600
900
1,200
1,500
1,245
1,220
844
644
535
08
09
10
11
12
Number of reportable environmental incidents
0
10
20
30
40
50
60
16
27
27
51
55
08
09
10
11
12
2012 SUSTAINABILITY REPORT

}

WHO
WE ARE
THIS SECTION PROVIDES AN OVERVIEW
OF WHO WE ARE, WHAT WE DO AND
WHERE WE OPERATE
}
Bruce Kirkpatrick and John Caullay at Sunrise Dam gold mine, Australia
{

WHO WE ARE

10
4
5
6
11
7
8
9
12
2 13
1
3
OPERATIONS
1
Argentina
5
Guinea
8
South Africa
9
Tanzania
Cerro Vanguardia (92.5%)
Siguiri (85%)
Vaal River
Geita
2
Australia
6
Mali
Great Noligwa
10
United States
Sunrise Dam
Morila (40%)
Kopanang
Cripple Creek & Victor
3
Brazil
Sadiola (41%)
Moab Khotsong
(CC&V)
Serra Grande
(1)
Yatela (40%)
Surface operations
AGA Mineração
7
Namibia
Mine Waste Solutions
4
Ghana
Navachab
West Wits
Iduapriem
Mponeng
Obuasi
Savuka
TauTona
(1)
Effective 1 July 2012, AngloGold Ashanti increased its shareholding from 50% to 100%.
MAJOR PROJECTS
11
Colombia
Gramalote (51%)
12
Democratic Republic
of the Congo (DRC)
13
Australia
Tropicana (70%)
La Colosa
Kibali (45%)
Mongbwalu (86.2%)
OUR BUSINESS
AngloGold Ashanti, one of the world’s foremost gold exploration, mining and marketing companies, holds a portfolio of operations and projects on four continents, and has a worldwide exploration programme. We work across the full spectrum of the mining value chain, and are concerned with the impact of our activities on the diverse communities and environments in which we operate.
Americas
Continental Africa
South Africa
Australasia
Percentages indicate
the ownership interest of
AngloGold Ashanti, whether
held directly or indirectly.
All operations and projects
are 100%-owned unless
otherwise indicated.
2012 SUSTAINABILITY REPORT

}

OUR OPERATIONS AND PROJECTS
Headquartered in Johannesburg, South Africa, AngloGold
Ashanti has 21 operations in 10 countries. Major development projects are located at Tropicana in Australia, Mongbwalu and
Kibali in the DRC and La Colosa in Colombia.
Our extensive brownﬁeld, greenﬁeld and marine exploration
programmes extend to 12 countries, in both established and
new gold-producing regions through managed and non-
managed joint ventures, strategic alliances and wholly-owned ground holdings. We have an interest in Rand Reﬁnery, a gold reﬁning and smelting complex in South Africa, and own and
operate the Queiroz Reﬁnery in Brazil.
The group is managed according to four geographic regions,
namely:
•
South Africa, which comprises two mining areas and
associated infrastructure – namely West Wits and Vaal River, which together comprise six deep-level mining and surface
operations. In July 2012, AngloGold Ashanti concluded
the acquisition of First Uranium (Pty) Limited, the owner of
Mine Waste Solutions, which operates in the same area of
South Africa.
•
Continental Africa, which comprises the operations in
Ghana, Guinea, Mali, Namibia and Tanzania, as well as
projects in the DRC.
•
Americas, comprising operations in Argentina, Brazil and the
United States, as well as projects in Colombia. AngloGold
Ashanti concluded the acquisition of the remaining 50%
interest in Serra Grande in Brazil during the year.
•
Australasia, which currently focuses on a mine and project
in Australia.
OUR PEOPLE
AngloGold Ashanti’s operations and joint ventures employed,
on average, 65,822 people (including contractors) in 2012
(2011: 61,242 people).
OUR PRODUCTS
Gold has been a much sought-after source of wealth over the
centuries. It has extensive uses as an investment, as a store of value, as jewellery and for use in the electronics industry and medical technology.
Once mined, the ore is processed into doré (unreﬁned gold
bars) at AngloGold Ashanti’s operations, and the product is
dispatched to various precious metals reﬁneries. The gold is reﬁned to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by the London
Bullion Market Association (LBMA). This is important as it
ensures that we comply with the highest standards as a
responsible mining company.
In addition to gold, and depending on geology, valuable by-
products including silver, sulphuric acid and uranium may
be produced in the process of recovering the gold mined at
our various operations. These are inputs to other markets
and industries, demonstrating a valuable contribution from
our mining.
OUR MARKETS
AngloGold Ashanti’s primary direct customers of gold are
bullion banks acting as intermediaries for gold markets.
We promote our product in target markets, by supporting
initiatives aimed at improving gold jewellery design. This is mainly through the AuDITIONS programme of jewellery design
competitions. Jewellery consumption in countries such as
India and China represents an important portion of physical
gold demand.
OUR SHAREHOLDERS
AngloGold Ashanti’s primary listing is on the JSE in Johannesburg.
The company is also listed on the New York, London, Australia and Ghana stock exchanges. The government of Ghana holds
a 1.66% interest in the company. The national governments of
Mali, Guinea and the DRC hold direct interests in our subsidiaries operating in those countries. In Argentina, the province of Santa
Cruz has a stake in Cerro Vanguardia.
In South Africa, a black economic empowerment (BEE)
transaction undertaken in 2006 transferred an amount equivalent to 6% of the value of South African production to employees
participating in an Employee Share Ownership Plan (ESOP)
and to our BEE partner, Izingwe Holdings. At year end, 25,284 employees were participants to the ESOP.
At the end of December 2012, AngloGold Ashanti had
383,320,962 ordinary shares in issue and a market
capitalisation of $12.02bn (2011: $16.23bn).
United States
44
South Africa
31
United Kingdom
8
Rest of Europe
5
Singapore
3
Rest of world/
unidentified
3
Australia
2
Ghana
2
Rest of Americas
2
Geographic distribution of shareholders
as at 31 December 2012 (%)
Attributable gold production
(000oz)
South Africa
1,212
Continental Africa
1,521
Americas
953
Australasia
258
{

WHO WE ARE

Stakeholders are those who are directly or indirectly affected by our business and those with the ability to inﬂuence our
business outcomes, positively and/or negatively, and social
partners are stakeholders with whom we seek to build
mutually beneﬁcial relationships. Stakeholder engagement
may be formal or informal.
Our stakeholders are highly diverse, reﬂecting the variety of geographic regions in which we operate, the wide range of
groups with which we interact and the extent of issues with
which we deal.
While we plan for a certain level of engagement in every
relationship, we aim to be responsive to issues and concerns as they arise.
Stakeholder identiﬁcation and engagement is undertaken
in all areas of operation, within a framework informed by the group management standard on engagement (www.aga-
reports.com/12/pdf/ms-engagement). This standard applies
to engagement at corporate, regional, country ofﬁce and site levels and:
•
records our intention that all operations engage in building successful and mutually beneﬁcial relationships with
stakeholders throughout the life of mine cycle (including
exploration projects, new and established operations, during closure and post-closure); and
•
provides tools for building social partnerships to secure our social licence to operate and positions us as the preferred
operator wherever we have a presence.
OUR STAKEHOLDERS
Stakeholder engagement is the process
through which we stay connected with
our stakeholders and social partners.
AngloGold
Ashanti
Communities
Investors
Employees
and employee
representatives
Media
Governments
Regulatory
bodies
Industry
bodies
Suppliers
Customers
*NGOs and
CBOs
JV partners
Stakeholder
groups with which
we interact include:
See case study:
Americas – Partnership and
participation at CC&V
OS
at www.aga-reports.com/12/ccv-participation
* NGOs = non-governmental organisations
CBOs = community-based organisations
POD
CAST
Thomas Streiff
Fondation Guilé
Head of Engagement
AngloGold Ashanti’s sustainability reporting content:
what investors want to know
Podcast available at:
www.aga-reports.com/12/thomas-streiff
2012 SUSTAINABILITY REPORT

}

OUR
APPROACH
THIS SECTION ADDRESSES OUR
BUSINESS STRATEGY AND OUR
SUSTAINABILITY STRATEGY. IT ALSO
TAKES A LOOK AT OUR APPROACH
TO RISK MANAGEMENT AND THE
SUSTAINABILITY ISSUES THAT WE
BELIEVE ARE MATERIAL TO OUR
BUSINESS. FINALLY, WE DISCUSS
OUR APPROACH TO ASSURANCE
AND PROVIDE FEEDBACK FROM OUR
SUSTAINABILITY PANEL
}
Paciﬁque Zaboni at Mongbwalu in the DRC
{

OUR APPROACH

REFLECTIONS ON 2012
Looking back at our sustainability journey and performance
in the last year gives us an important view of progress in our longer-term business journey. I have been privileged to have been part of the team that built the foundation for systemic changes in the way we do business, and how we consider
sustainability across all areas of our business. The continuing challenge we face is how to turn great ideas into actions on the ground. The building of systems and processes that are well
understood provides the boundaries within which we operate.
They must be embraced and adopted across all our operations
so that we not only support effective knowledge management
but also foster cross learning between the different geographic areas and disciplines. As reported in 2011, we have developed a sustainability framework that laid the foundations for the development of our sustainability strategy. In June 2012,
we appointed our Executive Vice President: Sustainable
Development, David Noko.
How we report
There has been continued improvement in our reporting
processes to bring them in line with changing regulatory
requirements, and to make sure that we give a transparent and holistic view of the company to our business and social partners.
Reference is made in this report to information that is available and best placed in our other annual reports: the Integrated
Report; Annual Financial Statements; and the Mineral Resource
and Ore Reserve Statement. We have improved our processes
to better align our reporting. For example, our process for
determining the company’s material issues is aligned with the way we identify our sustainability issues in order to integrate our strategic approach with how we identify, address and
mitigate those material issues that impact on different parts of the business. At a strategic level, that integration is crucial because sustainability is not a standalone discipline but an integral part of our business, across disciplines and geography.
By seeking to understand how the issues are interconnected
and by collaborating with partners not necessarily in the mining industry, we hope to ﬁnd common solutions that originate
beyond our own mining industry.
Our performance in 2012
On the global front, AngloGold Ashanti has made signiﬁcant
strides in performance across the different dimensions
of sustainability, including improvements in safety and
environmental management in line with our business strategy. In addition, improvements and successes continue to be evident
in the area of health, from fatigue management in Australia to tuberculosis (TB) and HIV care in South Africa, and malaria
control in Ghana and Tanzania.
Legacy issues on silicosis remain a challenge in South Africa as we continue to work through the legal cases brought against
the company. We are committed to co-operating with industry
partners and government to ﬁnd a holistic approach to this issue.
As a company, we are also working hard to manage the work
environment with programmes for dust control, improved drilling and blasting methods, and in-house support for our employees.
We have seen an improvement in our environmental incidents
and reportable incidents within communities. There were 16
reportable environmental incidents during 2012, a 41% drop
from the 27 that occurred in 2011, and 69% fewer incidents
than the 51 in 2009. The improvement that has occurred in
Ghana, with reportable environmental incidents declining from
14 in 2011 to three in 2012 (a drop of 79%), is evidence of the encouraging work completed in this area.
During 2012, 58 community incidents occurred with the
majority of these reported at our African operations. In most cases, these incidents relate to communications and the need for us to reach out more effectively in these areas. In many cases, we are not able to use electronic communications so
the knowledge penetration of key programmes needs to be
considered in local context.
We continue to address our key risks in a systematic way. We are busy with the development of stakeholder identiﬁcation
and mapping plans, and will develop stakeholder management
plans from that base. This will allow us to improve our interaction with our diverse stakeholder universe. We believe this will help us in our engagements and improve identiﬁcation of issues
from a stakeholder perspective.
LETTER FROM CEO, MARK CUTIFANI
Mark Cutifani
Chief Executive Ofﬁcer
POD
CAST
Mark Cutifani
AngloGold Ashanti
CEO
Podcast available at:
www.aga-reports.com/12/mark-cutifani
2012 SUSTAINABILITY REPORT

}

The changing landscape
The tragic incident at Marikana was a devastating end to the year. While the event itself happened at a particular mining house in the platinum sector, it was one that reverberated
across South Africa and the world. It has had a huge impact in how government, the mining industry and individual companies engage to ﬁnd a common solution to the underlying causes that fuelled this incident. As the contagion spread across the mining industry, it was important for us to act quickly to avoid similar tragic consequences, and build partnerships in the interest of the industry and society at large. I personally commend the
leadership shown by the management team who navigated
the South African operations through this unprecedented
event; keeping in line with our company values and showing
leadership that will set the stage for a different industrial relations environment.
We remain committed to respecting our employees’ rights in
terms of freedom of association but had to set clear boundaries to ensure all our people were able to come to work without
fear for their lives. We took drastic action in closing operations in South Africa in the interests of the safety of every single employee, and to avoid intimidation and coercion. The incident has fundamentally changed and challenged the status quo that had held us in good stead for the better part of the past two decades. We understand we need to continue to work hard
to navigate the rather precarious situation and learn from it to improve our performance, and ﬁnd sustainable solutions to the evil triplets of poverty, inequality and unemployment. We have all learned difﬁcult but important lessons from it. In the face of a fragile situation, we remain committed to our employees, industry partners, representative unions, communities and
government in ﬁnding long-term sustainable solutions.
We continue to work on our strategy for artisanal and small-
scale mining (ASM). We have learned important lessons from
the involvement with institutions such as the World Bank
and International Council on Mining and Metals (ICMM) on
how we tackle the issue. While the Communities and Small-
scale Mining (CASM) project with the World Bank might have
stopped, we continue with our own work as the threats are
immediate and a concerted effort needs to be made to ensure
we ﬁnd sustainable solutions, such as alternative livelihoods and supporting local skills development. Great work has been done in some of the countries in which we have a presence,
such as Australia (with indigenous people), Brazil (with local communities), Colombia (tackling sustainability issues around our projects), and Argentina (in local development programmes), and this is recognised across the group.
Looking forward
Our strategic intervention through the Technology Innovation
Consortium (TIC) demonstrates our belief that, through
effective investment in research and development and
innovative use of technology, we can unlock future potential, both in terms of production and in the way we improve not just the working environment and removal of people from harm
but also in skills training and improving capability. We are in the process of testing some of the concepts that will allow
us to do the work. Our consortium is unique in the partners
it involves and how these partnerships are structured for a
win-win in the long term for all involved. We are also looking at how this will affect our current workforce and what we have to do to manage the situation, and work with both unions and employees to discover potential and create future value. The
TIC clearly demonstrates that the answers will lie beyond the mining industry.
Other challenges like water and energy, require us to make
systemic changes to the way we run our operations in the
long term. For example, we seek to minimise our demand
on resources such as water and look at alternative energy
sources so that we leave as light a footprint as we can on the environment.
We still have a long way to go in deﬁning appropriate metrics for measuring our sustainability performance that will have
meaning across the group and that take into account the
different operating environments.
We continue to engage communities and governments on
broader policy developments to make sure we are part of deﬁning a sustainable pathway to value for both business and society.
We continue to actively support the objectives of the ICMM,
the United Nations Global Compact (UNGC), the Extractive
Industries Transparency Initiative (EITI), and the Voluntary
Principles on Security and Human Rights (VPSHR). We are
signatories to the Cyanide Code, and are supporters of a number of standards promoting Responsible Gold. Our online report
has been produced in accordance with the G3.0 guidelines of
the Global Reporting Initiative (GRI), and we continue to be an organisational stakeholder of the GRI.
In conclusion
Finally, I would like to congratulate my colleagues for the
important strides we have made in deﬁning our strategic
sustainable development objectives and in making the continued
improvements across the business. This is a tribute to all
65,822 employees (including contractors) across the group and the many communities from where they come. Their diverse
experiences and circumstances give us a learning opportunity and a challenge to use those experiences in creating robust
systems and processes that transcend change and time, and
create important links with the different communities.
Mark Cutifani
CEO
19 March 2013
{

OUR APPROACH

OUR BUSINESS STRATEGY
Providing the leadership and the supporting management processes to ensure that we have the right people, in the right roles, doing the right work, to deliver against our goals.
People are
the business
Managing revenues to ensure that full value is realised from our products by delivering a quality product and managing costs to protect margins and returns.
Maximise
margins
Optimising asset and project portfolios to meet or exceed specified rates of return. To achieve this, each asset is regularly reviewed and ranked both in absolute terms and relative to its peer group.
Manage the
business as an
asset portfolio
Developing a range of options for growth, including greenfield, brownfield and marine exploration, new opportunities for promoting organic growth, value-accretive merger and acquisition opportunities and maximising the value of commodities other than gold within our portfolio.
Grow the
business
Developing business and social partnerships based on mutual value creation, while maintaining a focus on ensuring the safety and well-being of employees and managing environmental and other impacts.
Embrace
sustainability
principles
Strategic focus areas
OUR STRATEGY
To achieve our vision to be the leading mining company,
we must fulﬁl our mission to create value for shareholders,
employees and business and social partners by safely and
responsibly exploring for, mining and marketing our products.
Although our primary focus is gold, AngloGold Ashanti will
pursue value-creating opportunities in other minerals where it can leverage existing assets, skills and experience to enhance the delivery of value.
STRATEGIC FOCUS AREAS
Our ﬁve strategic focus areas support the achievement of our delivery targets – which are measured and re-evaluated on
an ongoing basis. These delivery targets are reﬂected in the strategic focus areas referred to below.
Strategic focus areas address one or more delivery targets.
AngloGold Ashanti’s vision, mission and
values form the basis of our strategy.
We have set targets which are measured and re-evaluated on a continuous basis. Our targets are aimed at driving the creation of real and long-term beneﬁcial relationships with social and business partners within the company and the communities
in which we operate. They relate to seven key areas of our
business strategy and deﬁne our vision of leadership in our
sector, namely:
•
safety;
•
production volumes;
•
productivity;
•
total cash costs;
•
ﬁnancial performance; and
•
environmental performance.
Our target relating to social performance was re-considered as we sought to identify and report on meaningful and quantiﬁable measures of impact. Consequently, we have not reported on these targets here. We expect to advise on these in the year ahead.
For further detail on these targets, see page 7 of our
IR
at
www.aga-reports.com/12/ﬁve-year-targets-scorecard.
OUR DELIVERY TARGETS
2012 SUSTAINABILITY REPORT

}

Sustainability is intrinsic to our business. A sound
sustainability strategy that is effectively executed will
provide a basis for competitive advantage through:
OUR SUSTAINABILITY STRATEGY
Increasing constraints and complexity in the global social, natural, and economic environments present growing challenges to
business sustainability. These include higher-than-sustainable consumption of some natural resources, environmental
degradation, rising resource nationalism, a tightening regulatory environment, high costs of capital and rising costs of production, along with unstable economic systems combined with skills
shortages, rising expectations of employees and communities
and the potential for conﬂict.
Our response is to embed sustainability into the business, at every stage of our life cycle. We can only generate mutual value in the future if we effectively address and manage our current and legacy risks, and capitalise on our opportunities.
In 2011, we set out our intention in our sustainable development framework to rebuild the way in which we work with and
relate to our key stakeholders and, in particular, with our host communities. Good progress was made in developing the
framework during 2012.
We are placing increased focus on developing projects in
partnership with communities and governments, aiming
to undertake community investment in a more consistent
and co-ordinated way that enables communities within and
around our operations to reach their development goals. This approach requires us to engage with our employees, our
host communities, governments at all levels, NGOs, other
mining companies, suppliers and others to identify and co-
design approaches to deliver on shared goals. To succeed,
we need to build relationships based on trust and sustained
beneﬁts. Progress in delivering on objectives will be measured by performance indicators that have been agreed upon by all
parties involved.
The sustainable development framework aims to take a holistic view of sustainability – understanding connections and the
range of possible impacts on our operations. Sustainability in this sense is essential to the long-term viability of our business.
At each stage in the operational life cycle, we will therefore deﬁne clear long-term positive outcomes in line with our
strategic intent, vision, mission and values.
While we have made progress, our sustainability journey
continues to:
•
address signiﬁcant legacy issues at some operations;
•
integrate sustainability into the business at all operations and in all regions;
•
position sustainability in the business to drive our competitive advantage;
•
integrate sustainability functions at a corporate and
operational level; and
•
consistently share good performance and lessons learned
across the group.
In going forward, we have as our objectives:
•
building a strong framework for effective sustainability
practices, enabling meaningful interactions within the
organisation and with relevant external partners;
•
understanding where our greatest impacts and risks arise and reside, and developing speciﬁc strategies to address them;
•
integrating sustainability practices, issues and processes into all of our organisational activities across the mine life cycle;
•
improved productivity and fewer
disruptions;
•
stronger relationships with
communities globally;
•
preferential access to resources,
capital and talent;
•
opportunities to grow our business; and
•
enhanced company reputation.
POD
CAST
David Noko
AngloGold Ashanti
Executive Vice President:
Sustainable Development
Podcast available at:
www.aga-reports.com/12/david-noko
{

OUR APPROACH

•
establishing progressive community partnership models
that are based on engagement and co-design, in keeping
with our values;
•
advocating for sustainable policy development with
governments, communities and institutions globally;
•
building robust systems and processes for measuring
sustainability performance and reporting, and for managing
sustainability knowledge; and
•
effectively managing global sustainability talent.
Setting expectations and
building strategies
Sustainability framework
Integrating strategies into the
business and execution
Evaluating performance
Corporate
level
Regional
level
Accountability
Process
Operational
level
Sustainability vision
Company sustainability
strategies
Sustainability policy
and principles
Global standards,
procedures and guidelines
shaping system design
Review standards,
procedures and
guidelines
Provide assurance
Measure
performance
against standards
with continuous
improvement
Integration into
operating system
Enabling systems to
support alignment
and execution
Operational sustainability
plans and procedures
Review site plans
and procedures
Regionalisation of
sustainability strategies
Pre-exploration
Exploration
Products
Marketing
Feasibility,
design and
construction
Operations
Sustainable development
Closure
Post closure
OUR SUSTAINABILITY STRATEGY continued
Sokoine Chayonka is a local community member who works with us at
Geita in Tanzania.
2012 SUSTAINABILITY REPORT

}

Risk identiﬁcation, assessment and management are considered at every step in the business planning process, from setting forth our business strategy, expectations and performance
targets; developing production and service strategies; planning and scheduling work; through to task execution.
Our key risks and uncertainties are described on pages 26 to
30 of our Integrated Report, along with mitigation strategies and a summary of progress against these risks.
We understand, however, that mere analysis of our risks is
not sufﬁcient, and that we need to understand the positions
and concerns of our stakeholders in determining those issues that are material to the business. A risk may or may not be a material issue identiﬁed by the business; however it is one that inﬂuences or makes a difference to the stakeholder.
OUR APPROACH TO RISK MANAGEMENT AND
IDENTIFYING MATERIAL ISSUES
Risk analysis has been and continues
to be a key component in building and
executing our business strategy, including
our sustainability strategy.
Stage 1
Stage 2
Stage 3
Identify issues relevant to
•
Direct short-term financial performance
•
Ability to deliver on strategy and policies
•
Best-practice norms exhibited by peers
•
Stakeholder behaviour
•
Concerns about societal norms
Document the process
Segment issues according to
level of relevance and themes
Prioritise the issues
•
Internal considerations: direct financial implications,
reputational risks and opportunities, potential effect on
operational performance and strategic opportunities
•
External considerations: media coverage, market
commentary, number of complaints, survey results
Decide on thresholds
Assess issues
Review by
•
Internal and external advisory panels
•
Board
Materiality assessment
included in audit scope
Categorise issues by
relevance and themes
We adopted a three-stage process in determining our material issues:
{

OUR APPROACH

Employee safety and health, in particular mine fatalities
associated with deep-level underground mining, as well as
legacy health issues; the threat of individual claims or class action lawsuits.
See Ensuring safety and health, on page 20;
and Health and well-being on page 23.
Access to adequate energy and water supply.
See Addressing energy security and climate change,
on page 47; and Responsible custodianship of water
and land, on page 49.
Environmental permitting, potential water and air pollution
and competing demands for land use.
See Responsible custodianship of water and
land, on page 49 and Cyanide and waste
management on page 53.
Delivery on production and growth targets, including the
introduction of new technologies and mitigating skills shortages.
See our             and .
Rising resource nationalism and potential conflict with
government (including imposition of royalties, taxes, levies, mandated beneficiation and state ownership of resources).
See Adding value, on page 35 and Delivering
sustainable community benefits, on page 32.
Heightened community and government expectations;
in some countries ASM; labour relations and the threat of
unlawful industrial action.
See Adding value, on page 35, Delivering sustainable
community benefits, on page 32, and Addressing
artisanal and small-scale mining, on page 39.
Upholding fundamental human rights and support for
Responsible Gold.
See Respecting human rights on page 41, Securing
our people and our assets, on page 43, and
Responsible Gold, on page 45.
Ensuring consistency in policy, approach and management of
our supply chain.
See Managing our supply chain, on page 55, and
Responsible Gold, on page 45.
Material issues
Impact of climate change on our business, our regulatory
and physical environments and communities.
See Addressing energy security and climate change
on page 47.
FS
IR
Global market dynamics – recession, gold price, R/$ volatility, ability to raise capital, as well as inflationary cost pressures, especially rising labour expectations and costs.
See Project One: Business Process Framework for
a successful company in our                      . Also see our
          at www.aga-reports.com
IR
OS
OUR APPROACH TO RISK MANAGEMENT AND
IDENTIFYING MATERIAL ISSUES continued
2012 SUSTAINABILITY REPORT

}

OUR APPROACH TO ASSURANCE
AngloGold Ashanti believes
in timeous, accurate and
transparent reporting, and we
support third party veriﬁcation of
our systems and data.
ASSURANCE AND APPROVALS
This year we have continued our threefold approach to
assurance, relying on three complementary review processes –
internal audit, external audit and an independent viewpoint from our sustainability review panel. For the ﬁrst time we have also introduced Combined Assurance.
Internal assurance
AngloGold Ashanti’s Group Internal Audit continues to
develop capacity in the area of sustainability reporting and has conducted an audit of our 2012 sustainability reporting in terms of the Group Internal Audit Charter as approved by the company’s Audit and Corporate Governance Committee. The
audit was also performed in accordance with the Institute of
Internal Auditors’ Standards for the Professional Practice of
Internal Audit. The review assessed the validity, accuracy and completeness of the relevant GRI indicators in the group-level and online reporting, together with various data transfer and integrity checks.
This Sustainability Report was approved by the board of
directors on 19 March 2013.
External assurance and independent review
External assurance of our sustainability reporting was provided by Ernst & Young. Data indicators are selected for assurance by external audit teams on the basis of their assessment of
the issues and indicators that are most signiﬁcant to the
sustainability performance of the business, as well as the key risks identiﬁed by the group.
Data which has been externally assured is indicated in our online reports with icons for limited
LA
or reasonable assurance
RA
.
Ernst & Young’s sustainability assurance statement may be
found in our
OS
at www.aga-reports.com/12/assurance.
In 2012, the scope of our external assurance also covered
compliance with the key standards against which we report –
the Global Reporting Initiative’s (GRI’s) G3.0 guidelines and the
Sustainable Development Framework of the International Council
on Mining and Metals (ICMM).
In addition, all sustainability reporting was self-declared as being in alignment with GRI (G3.0) at an A+ application level.
Our reporting was reviewed by GRI. GRI’s statement may be
found in our
OS
at www.aga-reports.com/12/gri-statement.
Independent review
See the role of and review letter by our panel – pages 16 and 17.
INTRODUCING COMBINED ASSURANCE
AngloGold Ashanti is committed to the progressive
implementation of integrated reporting at all levels of our
business. This reporting should, and does, reﬂect a holistic account of our business – both ﬁnancial and non-ﬁnancial
objectives, our performance against them, and our vision for the future. Under the guidance of the Audit and Corporate
Governance Committee, a combined assurance model has
been adopted with the aim of providing a co-ordinated approach to all assurance activities, which includes a wide representation of disciplines in the business. We believe that this will enable the board and management to assess whether the signiﬁcant risks
facing the group are complete and adequately mitigated.
The combined assurance model facilitates a group-wide
integration and leveraging of the various control, governance, and assurance processes. Its introduction has brought a new
dimension to assurance within the group through value being
derived from integrated assurance teams.
During 2012, AngloGold Ashanti was subjected to risk based,
integrated, technical and commercial combined assurance
reviews. The outcome of these reviews provided reasonable
assurance to allow the board, on recommendation from the
Audit and Corporate Governance Committee, to decide on the
effectiveness of the group’s system of internal controls.
We believe that this reﬂects our maturing approach towards risk management and assurance, and will:
•
allow executive management and the board to extract and
monitor meaningful information for better decision-making;
•
eliminate duplication;
•
reduce costs; and
•
improve transparency and reporting.
During 2012, all operations within AngloGold Ashanti were
subjected to risk based, integrated, technical or commercial combined assurance reviews involving more than 113 people,
from across 19 disciplines.
See case study:
Group – Combined assurance means
‘no surprises’
OS
at www.aga-reports.com/12/combined-assurance
{

OUR APPROACH

OUR SUSTAINABILITY REVIEW PANEL
AngloGold Ashanti is committed to continuous improvement
of its sustainability performance and uses a structured process to identify sustainability priorities for the business. They are based on the views of external stakeholders, as well as on a real understanding of business and shareholder imperatives.
In November 2010, we convened a Sustainability Review Panel
to provide independent perspectives on our sustainability
performance. This panel is an international assembly of self-
governing experts, facilitated by an external advisor. Many of the panel participants have extensive experience in mining, but members are not drawn exclusively from that sector. The group is partly representative of the geographical diversity of our business, but their broader experience of sustainability matters provides real value to the range of sustainability issues that the company faces.
So as to provide a meaningful base of understanding of AngloGold
Ashanti, we continue to build on the panel’s knowledge through ongoing access to information on our sustainability performance and strategy, and through visits to selected sites and the
Corporate ofﬁce in Johannesburg biannually.
During its tenure the panel has spent focused time with the
business, engaging in a range of discussions with executive
and senior management and visiting regional operating hubs in
Ghana, South Africa and Brazil.
In Ghana and Brazil, panel members visited numerous
communities of their own choosing and held discussions with
a variety of stakeholders in order to see AngloGold Ashanti
‘through the eyes of the community’. In South Africa, members focused on understanding the challenges faced by a region
with declining gold deposits and an extensive labour force.
Their mandate was to evaluate the region’s socio-economic
development strategy and provide comment on how South
Africa seeks to address impacts arising from its transition from a highly labour-intensive industry to a technology-focused
model. These views are shared with executive management for
consideration and, where appropriate, implementation.
The panel’s role as indicated above is to comment and
provide guidance on the company’s approach to sustainability in terms of strategy and practice. In addition, it reviews and makes recommendations on the content and quality of our
Sustainability Report, ﬂagging emerging issues which may
require closer attention.
As in previous years, the panel has reviewed this group-level
Sustainability Report and has provided its commentary in the review letter that follows. However, it should be noted the panel has not undertaken an audit of the report of the company’s
activities, and so does not provide any indication of the
accuracy of the report or the materiality or completeness of speciﬁc elements.
See our
OS
for individual proﬁles of our panel and panel
membership changes in 2012.
Francis Petersen
(Member: South Africa)
Sheila Khama
(Member: Ghana)
Anita Roper
(Member: Australia)
David Noko
(Executive Vice
President: Sustainable
Development,
AngloGold Ashanti)
Nisia Werneck
(Member: Brazil)
Muzong Kodi
(Member: DRC)
Simon Zadek
(Panel facilitator)
The panel meets at AngloGold Ashanti, Johannesburg in September 2012
2012 SUSTAINABILITY REPORT

}

For the ﬁrst time, reporting on sustainability is more fully contextualised by the company’s core business strategy.
This, together with a clear description of the company’s
new sustainability management framework, should support
improved reporting, in the future, on the links between
sustainability impacts and underlying business performance.
Particularly impressive is the underlying alignment of reporting on sustainability and business-related material issues and risks through the company’s integrated approach to reporting and
internal assurance in compliance with South Africa’s progressive corporate governance requirements. The clear description of
how its internal risk management handles sustainability impacts indicates a growing embeddedness of sustainability into the
company’s daily business.
Effectively communicating performance and impact is at
the core of what the report must deliver. This year’s report continues the positive trend in more fully explaining how the company determines material sustainability issues, and then
reporting against these issues. It is also encouraging to see continuous improvements in the description and measurement
of performance speciﬁcs. The summary of what has been
achieved during 2012, measured across key goals and
targets, provides an easy-to-access means for the reader to
assess whether, and how, such strategies, frameworks and
management systems translate into real, positive changes.
Stakeholders would beneﬁt, however, from a more thorough
treatment in future reporting of several issues highlighted by the company as material.
•
Health and safety: Reporting on the major improvements
in safety standards that have been achieved would beneﬁt
from some benchmarking. Health issues, notably silicosis,
have been highlighted in the CEO’s letter but more could be
explained on the science of what is possible and what the
company has achieved across its global operations.
•
Community development impacts, with a particular focus
on economic beneﬁts through leveraging the company’s
procurement, including how longer-term opportunities linked, for example, to technology upgrading can be realised.
•
Technology upgrading, which provides a basis for the
company’s viability, especially in deep mines such as those
in South Africa, as a means to improve worker safety,
and economic beneﬁt for a potential host country through
associated R&D, production and maintenance.
•
Mine closure from its policies and ﬁnancial provisioning
through to its restitution planning and work with particular communities in developing alternative livelihood strategies.
More information on the company’s targets, including the basis on which they are set, would provide clarity on its ambitions and greater continuity between reports.
The tragic events in Marikana, South Africa, over 2012, and the associated strikes and social unrest that impacted AngloGold
Ashanti, have rightly been highlighted in the report. The CEO’s letter, in particular, provides important insights into careful consideration, at all stages, of the best way for the company to respond, taking account of the immediate circumstances
and longer-term implications. Given the CEO’s indication of the longer-term signiﬁcance of these events, it would be important for the company to provide greater depth on this; if not in this report then through stakeholder engagement channels and
reporting in future.
Stakeholder engagement is a core aspect of sustainability.
AngloGold Ashanti has continued to improve its engagement
with a range of stakeholders, as described in the report and noted by the Panel through its country and corporate-level
EXTERNAL PANEL REVIEW
The company is to be commended for the
organisation of the report, the coherence between
its parts, and the links to additional online
resources, although the Panel has focused in its
review and comments, on the written report.
{

OUR APPROACH

EXTERNAL PANEL REVIEW continued
assessments. Such engagement has, positively, extended
into more difﬁcult areas on speciﬁc issues such as artisanal mining, in particular places such as Ghana, and with notable stakeholders such as sustainability-focused investors. While the report is principally a vehicle for the company’s own voice to be communicated, there is considerable value in reﬂecting the views of stakeholders articulated through engagement.
It is unfortunate, therefore, that the report once again does not reﬂect the views of key stakeholders, notably workers,
communities, governments and investors. The Panel hopes
that this shortfall can be remedied in next year’s report.
Learning, responsiveness and innovation, as a means of driving sustainability but also as one of its business beneﬁts, have been a core focus of the Sustainability Panel in its country visits, which have to date included Brazil, Ghana and South Africa,
as well as in its ongoing interactions with the corporate team.
The report’s more open approach to discussing the company’s
response to unexpected developments has been positive,
particularly in its approach to human rights and, more generally, its handling of dilemmas. The Panel would recommend a more
systematic treatment of this core dynamic in future reports to broaden its application across all major sustainability issues and business areas.
In summarising our perspective, the Panel wishes to commend
AngloGold Ashanti for progress made, and to urge the company to continue this by acting on several recommendations in next year’s report:
•
Greater focus on setting and measuring progress against
longer-term, ambitious goals and targets.
•
Support for stakeholder education and insights by further
development of dilemma and learning-linked reporting.
•
Improved analysis and performance measurement of key
issues, including health and technology-related impacts.
•
Inclusion of independently authenticated key stakeholders,
including voices of employees and communities.
•
More in-depth coverage of several material issues, including community development, mine closure, health and
technology-related goals and impacts.
2012 SUSTAINABILITY REPORT

}

OUR
PERFORMANCE
THIS SECTION DEALS WITH HOW WE HAVE
PERFORMED AGAINST OUR STRATEGIC OBJECTIVES
}
Fatoumata Diallo and Bah Hseuy at Siguiri in Guinea
{

OUR PERFORMANCE

ENSURING SAFETY AND HEALTH
The safety and health of our employees is one of our most important business considerations and we are committed to creating the safest possible working environment for employees, and one in which our employees’ well-being is safeguarded. We are also committed to addressing existing and legacy health issues – such as noise-induced hearing loss (NIHL), silicosis, HIV/AIDS, pulmonary tuberculosis (TB)
and malaria.
SAFETY
What we said we would do
Our long-term goal is to operate a business that is free of
occupational injury and illness. Within ﬁve years from 2010, we aim to achieve our objective of reducing our all injury frequency rate (AIFR) to less than nine per million hours worked. AIFR is the total number of injuries per million hours worked, including fatalities, and was selected as a key performance measure
because it aligns with our long-term goal of no harm.
In mid-2008 we initiated a safety transformation programme
which focused on three areas: engaging people; building the
right systems; and managing risk effectively. This programme has evolved into our Safety Framework, which consists of
22 programmatic elements which we believe are critical in
establishing a resilient safety management system and an
enduring safety culture. Our framework complements and
builds upon the internationally recognised OHSAS18001-
certiﬁed safety management systems established and
maintained at each of our operations.
To us, safety transformation is about valuing people and
ensuring that we place priority on people’s safety, physical security, health and well-being.
{Michael Parker, Senior Vice President: Safety &
Environment, Business and Technical Development
Department: “Is safety really our ﬁrst value? Absolutely. From the executive level to the front line, this value is embraced. We have stopped mining in certain areas in South Africa because we believe the risk is just too high. We have shut down portions of our operations when they are not fully compliant. We have shut down contractors for not operating in accordance with
our values and standards. Obviously we can and will do more
but, yes, the business is living up to this value.”}
Our performance in 2012
We have made signiﬁcant progress in improving safety and
health performance since 2008, and have sustained a 50%
reduction in occupational fatalities for the ﬁfth consecutive year.
We recognise factors leading to fatal incidents differ from those which result in less severe incidents and have started a process to thoroughly analyse all major hazards with fatal consequence potential using bow-tie risk models. The models visually portray threat and consequence pathways to and from a major event
in the characteristic shape of a bow-tie. Along each pathway intervening preventative and mitigating controls are depicted.
Vulnerabilities, both in layers of control and control robustness, are quickly identiﬁed and addressed. The models take the
assessment process one step further and crucially link critical controls to management systems through the assignment of
tasks, procedures, processes, and accountabilities in a critical control register.
In concert with the development of bow-tie risk models, a suite of Major Hazard Control Standards has been developed which
concisely deﬁnes mandatory controls aimed at eliminating or
minimising the risk of fatalities, injuries or incidents arising from the uncontrolled release of the associated hazard. Control
standards encompassing 20 risk areas – such as ground control,
POD
CAST
Michael Parker
AngloGold Ashanti
Senior Vice President: Safety and
Environment; Business and Technical Development Department
Safety at our operations and the effectiveness of our safety focus.
Podcast available at:
www.aga-reports.com/12/michael-parker
2012 SUSTAINABILITY REPORT

}

with the tools and interpersonal skills to facilitate comprehensive incident investigations aimed at rooting out not only immediate causes, but underlining individual, workplace, and organisational factors which may have contributed to the incident. Through the identiﬁcation of these factors, preventative and corrective actions are taken to ensure incidents do not recur.
Organisational capability building during 2012 was not only
limited to structured methods of incident investigation, but included the development, piloting and launch of a multi-tiered
Hazard and Risk Management (H&RM) and Safety Leadership
training programmes. The tiered H&RM training programme
caters to the various organisational levels and covers personal risk assessments for front-line workers to enterprise risk
assessments at the executive level. The Safety Leadership
Programme introduces tools and techniques to assist leaders
in engaging employees in safety conversations, interactions, and interventions. The Safety Leadership Programme was
successfully piloted within our greenﬁeld exploration and
Australia business units. Understanding that a number of
factors inﬂuence the safety performance of an organisation,
each of these business units was able to realise substantial working at height, and ﬁre prevention – have been developed
and are intended for global implementation early in 2013.
In an effort to enhance organisational learning and establish a broader basket of leading and lagging safety performance
indicators, we expanded the scope of our global reporting
platform to include high potential incidents (HPIs). HPIs are incidents with major loss potential, but with minimal to no actual consequence having materialised. We view these incidents
as learning opportunities to improve our safety management
systems and recorded over 100 incidents during 2012. They
also serve as a leading indicator for signiﬁcant incidents.
Further enhancements to our global reporting system improved performance monitoring through transparent, real-time
performance reporting, diagnostics, and analytics. This allowed us to be more responsive and to deploy critical resources
strategically where needed. Incident reporting is instantaneous and key performance indicators are reported automatically on a more frequent weekly basis, allowing us to monitor performance more closely.
A crucial step in preventing incidents and associated injuries is to understand their immediate, fundamental, and contributing causes. To this end, we have developed and fully implemented an incident investigation process based upon Professor James
Reason’s Organizational Accident Model, which is widely
recognised as best practice. Over 500 individuals from various disciplines in each business unit have participated in a three or
ﬁve day custom-developed training course. This equips them
See case study:
Continental Africa – AngloGold
Ashanti and Africa aid vulnerable groups at Sadiola
OS
at www.aga-reports.com/12/sadiola-africare
We encourage voluntary counselling and testing through a variety of initiatives.
{

OUR PERFORMANCE

(60%+) safety improvements in 2012, as measured by AIFR
continued reductions over the past ﬁve years.
Each organisational capability building programme will be
accelerated in 2013.
While it is too soon to see if we are indeed achieving the
step-change we are seeking, our AIFR shows continuous
improvement. In 2012, this ﬁgure was reduced by 21% to a
record low of 7.72 injuries per million hours worked, compared with 9.76 the previous year. Our lost time injury frequency rate
(LTIFR) improved by 16% to a record low of 5.28 injuries per million hours worked and our injury severity (IS) rate improved by
24% from 351 in 2011 to 267 days lost in 2012. Injury severity is a measure of lost productivity due to occupational injuries and equals the number of lost days per million hours worked. The reduced rate suggests that not only have the number of lost-
time injuries been reduced, but that the magnitude of injuries has reduced as well. Our fatal injury frequency rate (FIFR) has remained essentially unchanged year-on-year while the 50%
step-change reduction attained in the 2007/2008 time period
was sustained for the ﬁfth consecutive year. A strong focus
on the control of major hazards, the institution of preventative and corrective actions from organisational learnings, and
instilling safety leadership attributes and qualities in all levels of management we believe are instrumental in eliminating the occurrence of fatal incidents at our operations.
See case study: Australasia – Employees simplify
sustainability management system at Sunrise Dam
OS
at www.aga-reports.com/12/sunrise-safety-kiosk
ENSURING SAFETY AND HEALTH continued
Injury severity rate – group
(per million hours worked)
0
50
100
150
200
250
300
350
400
267
329
363
368
351
08
09
10
11
12
Occupational fatalities – group
0
5
10
15
20
18
15
15
15
14
08
09
10
11
12
Key performance indicators
FIFR – group
(per million hours worked)
0,00
0,02
0,04
0,06
0,08
0,10
0,12
0.10
0.09
0.10
0.09
0.09
08
09
10
11
12
In memoriam
At Cerro Vanguardia in Argentina
   Mr Marcos Dante Apaza on 20 January

At Iduapriem in Ghana
   Mr Abdul Razak on 14 September

At Obuasi in Ghana
   Mr Kojo Anobil on 29 April
   Mr Yakubu Waziru on 17 November

At Mongbwalu in the DRC
   Mr Ramazani Tsongo on 3 November

At a greenﬁeld exploration site in the DRC
   Mr Malobi Loyda on 21 May

At Geita in Tanzania
   Mr Almas Peter on 6 August

At Mponeng in South Africa
   Mr Phakiso Cletus Fosa on 14 February
   Mr Middleton Zitulele Nojoko on 12 August
   Mr Gerhardus C. Krugel on 25 September

At TauTona in South Africa
   Mr Manene Mzwakali on 23 March
   Mr Bangindawo Mninawe on 23 March
   Mr Maile Patrick Thobi on 3 December

At Savuka in South Africa
   Mr Liphakana Ernest Lipholo on 4 January
   Mr Tsebang Justice Ntsatsi on 28 July

At Great Noligwa in South Africa
   Mr Alphonsi Mosiuoa on 13 June

At Moab Khotsong in South Africa
   Mr Mahlasinyane Sidwel Leipa on 26 January
   Mr Thuso Ernest Manosa on 21 June
2012 SUSTAINABILITY REPORT

}

Occupational lung diseases litigation
Occupational health litigation instituted in October 2006
by Mr Mankayi in the High Court of South Africa and
reported on previously has not progressed during the
year. Mr Mankayi passed away subsequent to the hearing
in the Supreme Court of Appeal in which his appeal was
dismissed. Following the Constitutional Court judgment in
March 2011, Mr Mankayi’s executor may proceed with his
case in the High Court.
Two class certiﬁcation applications were served on
AngloGold Ashanti in 2012 and early 2013 respectively.
In the event any class is certiﬁed, such class would be
permitted to institute a class action against AngloGold
Ashanti. As of 31 December 2012, 31 individual claims
had been received and AngloGold Ashanti has ﬁled a
notice of intention to oppose the claims. It is possible that additional class actions and/or individual claims relating to silicosis and/or other occupational lung disease (OLD) will
be ﬁled against AngloGold Ashanti Limited in the future.
AngloGold Ashanti will defend these and any other future
claims, if and when ﬁled, on their merits.
For further information, see our
FS
at www.aga-reports.
com/12/fs/ﬁnancials/note-30.
HEALTH AND WELL-BEING
What we said we would do
In the area of health, we continue to manage several key areas of concern, including:
•
occupational illnesses, particularly occupational lung disease
(OLD), primarily silicosis and occupational TB at our South
African operations, and noise-induced hearing loss (NIHL);
•
HIV/AIDS, particularly in the South Africa Region; and
•
malaria, especially in certain areas of our Continental Africa region.
We have committed to the following objectives:
•
progress towards the industry milestone of no new
cases of silicosis among previously unexposed (2008
onwards) employees at our South African operations after
December 2013;
•
maintaining occupational TB incidence at below 2.25%
among South African employees, reducing it to below 1.5%
by 2029 and successfully curing 85% of new cases;
•
meeting the industry milestone of no deterioration in
hearing greater than 10%, from a 2008 baseline, among
occupationally-exposed individuals at our South African
operations; and
•
rolling out integrated malaria programmes, based on the
highly successful model implemented at Obuasi in Ghana, at
our operations in Mali, Tanzania and Guinea.
Operations in the Americas and Australasia regions and our
exploration projects are largely excluded from this discussion, as occupational health incidence is low and therefore not
deemed to be sufﬁciently material to report.
Our performance in 2012
Occupational health
Our occupational health programmes are geared to address
current risks and legacy issues. Occupational illnesses – such as silicosis and NIHL – tend to have a long latency period
and may often only be detected after individuals have left the company’s employ.
Reducing occupational exposure to dust at our South
African operations requires a combination of engineering
and administrative controls. Our rigorous dust sampling
programmes show consistently-reduced dust exposure since
2006. Only 0.94% of samples of respirable crystalline silica exceeded the Occupational Exposure Limit (OEL) of 0.1mg/m3
(2011: 0.74%), which is well below the industry target of 5%.
Two major initiatives designed to reduce dust exposure were the introduction of centralised blasting at our Vaal River operations and the introduction of sidewall treatment for dust (an extension of existing footwall treatment measures) in both South Africa regions. Centralised blasting has been practised in the West
Wits region for a number of years and both regions continue to show progress.
In 2012, a total of 168 cases of silicosis were identiﬁed as submitted to the Medical Board for Occupational Diseases of
South Africa (MBOD) (2011: 263 cases). The latency period
of the disease is typically 10 to 15 years, which means that it is too early to assess the success of the industry initiative of eliminating new cases of silicosis among employees unexposed to dust prior to 2008.
Occupational tuberculosis is a compensable disease in the
South African mining industry and is linked both to silica dust exposure and to the HIV/AIDS epidemic. In 2012, 446 new
cases of TB were identiﬁed and submitted for compensation
(2011: 541 cases). The incidence of occupational TB among
employees in South Africa in 2012 was 1.4% (2011: 1.8%)
which is below our 2015 target of 2.25%. Our cure rate for
occupational TB was 94%, against a World Health Organization target of 85%.
Intensive and sustained dust control measures, HIV testing and counselling programmes accompanied by antiretroviral therapy
(ART), monitoring and early treatment of TB, and successful
housing and accommodation strategies have contributed to
this improvement.
The incidence of NIHL is a matter of concern at our operations in South Africa and at Obuasi in Ghana. In South Africa, 57 new
{

OUR PERFORMANCE

ENSURING SAFETY AND HEALTH continued
cases of NIHL were identiﬁed (2011: 69 cases), with 15 cases having acquired more than 10% loss when compared to their 2008 audiograms. This clearly does not meet the industry milestone.
NIHL remains a critical issue at Obuasi in Ghana because the administrative and surveillance programmes are still relatively new and are dealing with a backlog of cases requiring identiﬁcation, treatment and compensation. In 2012, 141 new cases were
diagnosed, compared to 116 in 2011 and 226 in 2010.
Initiatives to silence or substitute equipment and ensure
administrative controls (including awareness and education
programmes) aimed at improving the issuing and suitability of hearing protection devices have been put in place. A high-level task team has been set up and specialist staff employed.
See case study:
South Africa – Saving lives by
removing people from risk
OS
at www.aga-reports.com/12/sa-safety-system
Health and well-being
The areas in which we operate may have high levels of non-
work related illnesses, which may be either communicable
or non-communicable. For instance, in Ghana malaria is
not directly associated with the work that we do, but it is a widespread disease that has a signiﬁcant impact on our
business and on our ability to respond as a business. The
same concerns apply to HIV/AIDS in South Africa. Across all
of our operations we have also seen increasing levels of non-
communicable diseases such as hypertension and diabetes
which have had an impact on the business.
Measuring absenteeism and its causes is complex and multi-
factoral, and is not simply a reﬂection of health programmes.
Nonetheless this is considered a partial indicator of well-being, and – in the South Africa Region – has remained constant year-
on-year, at around 6%.
Given the importance of health within the communities in which we operate and, very often, the lack of access to healthcare, we also look to ﬁnd ways in which the internal capabilities
we have developed can be used to contribute to improve
community health in sustainable ways. This means establishing and working within partnerships, very often with the national and local health authorities, to strengthen local health systems.
HIV/AIDS continues to be a signiﬁcant public health threat
in South Africa, although our programmes that integrate
the management of HIV/AIDS and TB continue to show
positive results.
Our programmes entail:
•
awareness, education and training programmes not only
about the disease and its impacts, but also the options
available to employees and their dependants;
•
voluntary counselling and testing (VCT) initiatives;
•
wellness programmes, which are made available to affected
employees; and
•
the provision of antiretroviral therapy (ART) to employees for whom this treatment is clinically indicated.
HIV prevalence among employees can only be estimated as
disclosure is not compulsory. Our most conservative estimate
(or worst case scenario) is that prevalence is about 30%
amongst our South African workforce.
One of the key issues we deal with is the sustainability of our testing initiatives. We have always tried to get as many people through VCT as possible through a variety of programmatic
interventions, including mass campaigns and incentives. After
10 years of these campaigns, we are seeing a decline in the
At Obuasi, Ghana, where Luke Boateng and Fritz Larkai work, we are working hard to address noise, as well as dust, which remain critical workplace issues.
2012 SUSTAINABILITY REPORT

}

number of people going to VCT. Our challenge is to devise
new and engaging ways to encourage as many people to test
as possible.
In 2012, there were 4,483 employees participating in our
wellness programme (about 20% of the South African
workforce) and around 3,000 people on ART (around 12% of
our South African workforce).
Our ART programmes continue and, despite the incidence of
AIDS-deﬁning illnesses increasing slightly to 0.75 cases per
1,000 employees during the year (2011: 0.66 cases per 1,000), they still receive much support. While we have had signiﬁcant successes in our disease management programmes, we
recognise that we have been less successful in preventing new cases of HIV infection.
{James Steele, Manager: Health, South Africa Region,
“We
are seeing encouraging successes in the HIV programme
in South Africa. The number of new cases of HIV has come
down by about 33% over the past ﬁve years. Some of the late
lagging indicators – hospital admission rates, AIDS-deﬁning
illness rates, death rates, TB rates – have declined by 50%
to 60% over the same period. Our AIDS-deﬁning illness rates
reduction is as much as 80%. We recognise that we have a
long way to go: Still too many people are contracting HIV, and still too many people are dying from AIDS-related illnesses.”
}
The incidence of malaria in our Continental Africa Region
remains an area of concern, although we have seen a reduction in 2012. The primary contribution to this success is the Obuasi
Malaria Control Programme, which is our ﬂagship initiative, as well as the programme at Iduapriem, both in Ghana.
Global Fund work rolls out
In 2009, AngloGold Ashanti was nominated as the
principal recipient of a $138m grant from the Global Fund
to ﬁght AIDS, TB and malaria. The project will cover 40
districts in Ghana and will be based on the integrated
malaria-control model implemented at Obuasi. Work
on the project began in July 2011, following successful
resolution with the Ghanaian authorities of taxation issues
relating to the grant.
The ﬁrst round of indoor residual spraying started in January and continued to June 2012, covering 444,218 structures
in seven implementing districts (around 99% of our target)
compared with the 85% coverage target set by the Global
Fund for the period. The second round started in August
with the addition of ﬁve more districts. The objective is
to cover 40 districts in Ghana and reduce the burden of
disease while creating 3,800 jobs by year four.
Additionally, governance mechanisms have been
improved in the year under review. An inaugural meeting
of the AngloGold Ashanti Malaria Control Ltd* Board
was held in Accra on Friday 14 December 2012. New,
independent members are Ms Sheila Khama (one of our
Sustainability Panel Members), Dr George Amofah (former
Deputy Director-General of the Ghana Health Service ) and
Dr Constance Bart-Plange (Ministry of Health).
* a special purpose vehicle formed to implement the grant.
Millennium Development Goals alignment
Our Continental Africa Region will be collaborating with
the Earth Institute, Columbia University, including the two
Millennium Development Goals (MDGs) Centres in East
and West Africa, and with Millennium Promise in New
York. Together, the teams aim to adapt the Millennium
Villages Project’s rural development approach to a mining
environment with the intent of formulating integrated,
community-led development programmes to achieve
the MDGs. In doing so, we hope to better manage our
community investments and engagement activities in
a measurable, sustainable way, as well as to improve
relationships between the company and the community.
What we hope to see is that the investments we are
making in communities have a greater impact and that
communities are ultimately strengthened as a result of
hosting the company.
AngloGold Ashanti is implementing an integrated malaria control programme, covering 40 districts in Ghana.
{

OUR PERFORMANCE

ENSURING SAFETY AND HEALTH continued
Rolling out the Obuasi programme to other sites in our
Continental Africa Region began in 2011, although the success of these interventions has been less marked.
At Iduapriem, there was an 80% decrease in the malaria LTIFR from 113 in 2011 to 22.5 in 2012 (1) . Going forward, the indoor residual spraying aspect of the programme will fall under the ambit of the Global Fund Project. This will ensure continuity and sustainability of the programme’s success.
The malaria control programme at Geita continues to show
improvement. The overall trend from 2010 has been downward
– a reduction by 40% from 2010. In 2012, the malaria LTIFR
came down to 15.7 from 26.07 in 2010.
In Siguiri, there was an increase (54%) in the malaria LTIFR in
2012. The malaria LTIFR was 107.16 in 2012 as compared to
87.74 in 2011. A recent review by the regional team revealed the following:
•
lack of adequate resources (spray operators) has resulted
in the control programme only able to spray the targeted
villages once a year for the past three years;
•
limited period of protection and no continuity, resulting in a resurgence of mosquito vectors;
•
suboptimal quality control of bio-assays and other surveillance mechanisms;
•
lack of reliable baseline data from the community health
facilities; and
•
Siguiri town not included in the original programme although this is where two thirds of the mine workers reside.
A plan has been put in place to address these challenges and site management has agreed to the following immediate steps:
•
Continental Africa Region to support the development of
a new malaria control programme based on the previous
successes, but incorporating all interventions and including
Siguiri town;
•
relocate the responsibility to the health section and
accountability to the Health Services Manager;
•
conduct baseline surveys;
•
implement a robust monitoring and evaluation system; and
•
increase interaction with the government’s National Malaria
Control Programme (NMCP) and the Siguiri community
health facilities.
Seasonal indoor residual spraying was delayed in Sadiola
and Yatela due to Malian government ofﬁcials’ unfamiliarity
with the recommended insecticide. Sustained engagement
with the relevant departments has not successfully resulted in procurement of a less potent insecticide to cover lost ground.
The result has been an increase in the number of cases of
malaria seen in the last two quarters of 2012; a year-on-year
Nidiaye Paba and Traore Mamadou at Sadiola in Mali. Seasonal spraying to control malaria is undertaken at Sadiola and Yatela.
(1)

Previous years’ data contained conﬁrmed and non-conﬁrmed cases.
2012 SUSTAINABILITY REPORT

}

increase of 63% (malaria LTIFR of 118.8 in 2012, up from
44 in 2011). Plans have been put in place to ensure that the next round of indoor residual spraying experiences less challenges.
A malaria control programme was initiated at Mongbwalu in
the DRC in the second quarter of 2012 with the assistance of the regional team. The ﬁrst phase of the programme, including the spraying of the main camp and ﬂy camps, was completed
during the third quarter. The second phase, expected to cover the surrounding villages, is due to commence in the ﬁrst half of 2013.
{Brian Mathibe, Vice President: Health, Continental Africa
Region,
“Implementing the Obuasi model in 40 other districts in
Ghana, as part of our grant from the Global Fund to ﬁght malaria, is a huge undertaking. The mainstay of our programmes in
Ghana is indoor residual spraying. The case-management leg of the project will still be managed by the Ghana Ministry of Health.
It is envisaged that 3,800 jobs will be created over the ﬁve-year duration of the project, with most of the recruitment taking place within the targeted communities.”
}
An often overlooked area of our involvement is the provision of healthcare services to our employees and their dependants. In
South Africa alone, we employ 900 people in the provision of healthcare, most of them highly-qualiﬁed medical professionals.
In 2012, our South African healthcare network included nine
primary healthcare clinics, two large occupational healthcare centres and two regional hospitals, servicing some 32,000
employees and a number of contractors. These health facilities recorded some 45,500 medical surveillance visits, 380,000
clinic appointments and 5,000 hospital admissions in 2012. In addition, 4,483 employees attended wellness programmes and,
assuming single annual testing, some 60% of our workforce
was tested for HIV. Monthly prescriptions were dispensed to
some 3,023 people on ART, 396 people with TB, 2,434 people
with hypertension and 464 people with diabetes.
We recently embarked on an upgrade of medical facilities at
Geita in Tanzania, Iduapriem in Ghana, Siguiri in Guinea and
Navachab in Namibia. In the last quarter of 2012, an upgrade of facilities in Mongbwalu in the DRC was approved. These
upgrades will enable us to deliver improved healthcare to our employees across the region.
{Brian Chicksen, Vice President: Safety and Health,
Sustainability,
“Our focus should not be on replacing public-
sector accountability but rather to complement it within our means. In our direct response and mitigation activities to
signiﬁcant community health threats, our main approach is
to transfer knowledge based on our internal capabilities; to strengthen external health systems and processes.”
}
See case study:
South Africa – Health students bring
healing and more to KwaZulu-Natal communities
OS
at www.aga-reports.com/12/sa-healing-kzn
Number of people on ART – South Africa
0
500
1,000
1,500
2,000
2,500
3,000
3,500
3,023
2,378
2,459
1,997
1,933
08
09
10
11
12
Incidence of malaria –
Ghana, Mali, Guinea, Tanzania
(per 100 employees)
08
09
10
11
12
0
10
20
30
40
50
23.1
17.6
27.6
45.0
46.9
Key performance indicators
{

OUR PERFORMANCE

At AngloGold Ashanti we believe
that ‘People are the Business’.
Implicit within this statement is our desire to:
•
attract, retain and develop our people;
•
engage and connect with each other, making sure that we
involve the right people in the right way to deliver the right outcome; and
•
ensure that our people management system, the System
for People, provides consistent context for our people
and organisational development strategies, and that this
is achieved within the framework of our company values,
objectives and strategy.
WHAT WE SAID WE WOULD DO
In 2011 we reiterated our purpose to advance our
implementation of the System for People, with clear objectives to build internal capability, retain key skills, develop diverse talent and succession plans, and embed a culture of accountability
within the business.
OUR PERFORMANCE IN 2012
System for People
The System for People, our people component of Project ONE,
was designed to facilitate an effective organisation structure and an accountability hierarchy that facilitates engagement and involvement at the right levels of the organisation, and efﬁcient execution of work.
The roll-out of the System for People across the organisation continued during the year, estimated at 60% of coverage by all business units. An extensive amount of training on managerial leadership practices is in progress to provide line managers with tools to manage the outputs of their immediate reports
and hold them accountable for their work.
Our progress to date has conﬁrmed that working towards
having the right people in the right roles and focused on the right work, creates both personal and organisational advantages.
We found that individual capability that is well-matched to role complexity results in good performance, good decision-making at the appropriate level of work complexity, and employees who are sufﬁciently challenged and engaged.
Together with the Business Process Framework – the technical component of Project ONE – the System for People promotes
standard business processes across every area of the company in order to ensure that the right people are in the right roles and are working to ensure stable processes in order to deliver consistently exceptional results.
Global talent management
In line with the roll-out of the System for People, we have
developed an integrated global talent management model to
help us navigate scarce skills challenges in our industry while servicing the individual development needs of our employees.
All AngloGold Ashanti employees are recognised as talent and considered central to the organisation’s success. We therefore remain committed to continuously improving our talent pool
development processes and to identifying further opportunities for social media, e-learning technology platforms, and for
industry-wide collaboration in managing skills scarcity issues that affect many of us to some extent.
Our aim in talent management is to deliver a strategic and
integrated analysis of priorities across business areas and to put in place plans to address long-term business needs to
2020. Our key focus areas of work include:
•
obtaining a clear understanding of the business landscape
(strategic priorities, cultural priorities and business drivers);
•
understanding the talent implications (people trends, capacity projections, organisation needs and capacity gaps); and
•
enhancing our talent growth engine disciplines (e.g. selection, development, performance management and succession
management).
ATTRACTING, DEVELOPING AND RETAINING
OUR PEOPLE
POD
CAST
Italia Boninelli
AngloGold Ashanti
Executive Vice President: People
and Organisational Development
Combating skills scarcity
Podcast available at:
www.aga-reports.com/12/italia-boninelli
2012 SUSTAINABILITY REPORT

}

Another area of focus is addressing employee turnover in key roles and the period of time taken to ﬁll jobs at middle and senior management (those with eight to 10 years of experience). Due to skills shortages and the location of our operations, we ﬁnd that many young mining graduates are not staying in the mining industry for longer than two to three years, opting instead for jobs in ﬁnancial services, consulting services or the petrochemical industry. In our experience, these individuals rarely return to the mining industry and consequently, we experience shortages at middle management and in key technical skills.
In response to the skills shortage challenge, we have developed a conceptual model that addresses this issue. Our research
focused on four levels:
•
identifying gaps in resources to deliver the business plan;
•
identifying gaps in the pipeline of the discipline from secondary school level through to senior management;
•
more innovative sourcing strategies (including re-looking at our employee value proposition); and
•
retention strategies.
We have established an integrated systemic approach with a
series of possible interventions at different levels as shown in the scarce skills model. The application of this model in 2013 will be extended globally as a guiding framework for our operating regions.
See case study: South Africa – Simunye, working
as ‘one’
OS
at www.aga-reports.com/12/sa-simunye
See case study: South Africa – Education in the
shadow of the headgear
OS
at www.aga-reports.com/12/sa-preparatory-mining
Developing strategic alliances
We seek to leverage strategic alliances in research and
development where we can collaborate with prominent
experts across multiple industries to develop and share leading innovations. These alliances, for example the Technology
Innovation Consortium, help us build skills and capability both internally and for the beneﬁt of the industry in ﬁnding solutions to address common and future concerns (www.aga-tic.com).
See case study: Australasia – Supporting students for
the future at Sunrise Dam
OS
at www.aga-reports.com/12/sunrise-future-students
See case study:
Continental Africa – Support for major
skills development initiative
OS
at www.aga-reports.com/12/africa-skills-development
Scarce skills pipeline
Secondary school
School partnership: Grade 9 – 12
Tertiary education
Universities, further education and training
colleges, bursaries, bridging programmes and
vocational work, practical training
Management trainees
Development programmes
Junior management
Integrated talent management
Middle management
Integrated talent management
Senior management
Integrated talent management
General Manager
or Vice President
Building strategic advisor capabilities / workforce and talent planning /
integrated talent management strategy
Employee value  proposition / talent sourcing / on boarding / high-potential identification
Leader-led
development /
identifying
business-critical
competencies /
  performance
management /
 organisational
review
Talent development / talent engagement and retention /
succession management / leadership transition
Key performance indicators
Group turnover rate
0
2
4
6
8
10
12
7.55
8.86
11.15
9.70
8.00
08
09
10
11
12
(%)
{

OUR PERFORMANCE

RESPONDING TO THE STRIKE IN
SOUTH AFRICA
AngloGold Ashanti recognises and mourns this tragedy. A
Presidential Commission of Inquiry has been convened and
its proceedings are seeking to uncover the causes of this
violence and to make recommendations for the future.
In the weeks that followed the tragedy at the Marikana platinum mine, employees engaged in a series of unprotected strikes
that swept across the entire mining sector. Protest action was often violent with high levels of intimidation reported.
AngloGold Ashanti was also severely affected by these events as it spread to the gold sector and to our operations. Employees at our Kopanang mine embarked on an unprotected strike on
20 September with those at the three West Wits operations and the balance of the Vaal River region’s operations joining them on 25 September 2012. Most employees had returned to work
by 26 October 2012, although there were scattered incidents
of disruption elsewhere after this date. The main exception
was Mponeng where a series of sit-in protests continued for
some weeks. The effect of the unprotected strike was to halt operations for an extended period of time.
Throughout this period, AngloGold Ashanti continued to
interact as constructively as possible with the strikers and their representatives. This was done in the knowledge that we would need to resume mutually respectful working relationships and to minimise the risks of human rights impacts as had been seen in the platinum sector and elsewhere.
This approach included, for example, consciously avoiding as far as was feasible the threat of dismissal, notwithstanding the unprocedural and unprotected nature of the strike. This tended to minimise the adversarial, sometimes violent, responses
experienced at other affected mines. The approach used at
Mponeng when sit-ins and incidents of vandalism continued
after the resolution of the strike at other operations was
to suspend operations, in order to diffuse tensions, rather
than threaten dismissal. AngloGold Ashanti’s approach to
the strikes was not to take any short-term action that would result in us deviating from our deﬁned long-term strategy of improving management/employee relationships in our business.
This meant no retaliation for the illegality of the strike and a concerted effort to secure a safe, quick and sensible return to work without giving in to the excessive demands. We believe
this was achieved at our mines.
POD
CAST
Mike O’Hare
AngloGold Ashanti
Executive Vice President:
South African Region
AngloGold Ashanti’s perspectives on the 2012 strikes in
South Africa
Podcast available at: www.aga-reports.com/12/mike-ohare
In August 2012, more than 55 people died
at and around platinum mines in South
Africa in violent clashes between trade
union members, miners, and members of
the South African Police Service (SAPS)
related to issues in the platinum industry,
in particular at Lonmin.
2012 SUSTAINABILITY REPORT

}

We interacted as constructively as possible with strikers and their representatives to uphold mutually respectful working relationships and human rights.
The process of rebuilding our relationships with labour has
begun. While the latter stages of the strike action were
unfortunately marred by acts of vandalism at one of our mines, the strike action passed for the most part without serious
violence and without physical harm to any of our employees.
Nonetheless, AngloGold Ashanti acknowledges that the strikes had damaging impacts on all involved – employees, their
families, the communities around the mines and the company.
While the strike action was the result of many extraneous
factors beyond the control of the company or indeed beyond
the control of the unions, the strike – the ﬁrst of such magnitude at our operations in more than 20 years – signalled the need to improve relationships with employees and communication
within the company. Close communication was maintained
with other stakeholders during the strike period, including
with the departments of Mineral Resources and Labour, local
communities, mayors and other local authorities, contractors and suppliers.
AngloGold Ashanti remains committed to respecting
fundamental labour rights, including the right to organised and centralised collective bargaining. In dealing with the strikes, our aim was to maintain the integrity of that system, which
we believe has served the industry – both employees and
employers – well.
While we consider it important to maintain the collective
bargaining system, we do not view the labour caucus as being exclusive and invite all labour representatives, with proven credentials of representivity, to participate in negotiations.
The ramp-up of production, while maintaining safe and secure working conditions following the strike, was complicated by
the depth of the affected mines and the protracted period of inactivity caused by the strike. The strike had a material adverse impact on fourth quarter performance in the South Africa region.
AngloGold Ashanti estimates, as a result of the strike, that the company lost production of approximately 235,000oz, and
adjusted headline earnings of about $208m in 2012. Given
the ‘no work, no pay’ policy that prevailed, employees also
suffered ﬁnancial setbacks, as did our contractors, suppliers and businesses in our local communities.
POD
CAST
Gideon du Plessis
The Trade Union: Solidarity
General secretary
Solidarity’s perspectives on the 2012 strikes in South Africa
Podcast available at: .aga-reports.com/12/gideon-duplessis
{

OUR PERFORMANCE

We aim to foster sustainable development in
host communities* as a way of working towards
our value of leaving communities better off for us
having been there.
DELIVERING SUSTAINABLE
COMMUNITY BENEFITS
We are required to engage effectively with communities
throughout the life cycle of a mining operation. From exploration to closure, we commit the necessary resources to ensure that effective engagement takes place.
*
Host communities are those groups of people who are directly or indirectly affected by AngloGold Ashanti, including those surrounding our operations, those on transport routes used by our operations, and those in areas from which our labour is drawn
(labour-sending areas).
HOW WE MAKE A POSITIVE IMPACT
Measuring whether or not we are achieving these aims is not
a simple task, particularly at a group level. Indicators of our performance include:
•
our direct contribution to regional and local development
through community investment – see page 34;
•
our indirect contribution to regional and local development
through infrastructure development;
•
the creation of employment opportunities, particularly locally;
•
our contribution to local economic development through our
procurement expenditure, and also in the way in which we
encourage and develop economic activity – see page 56;
•
payments to government in respect of resources extracted,
including direct and indirect taxation and royalties – see
page 37;
•
the nature of our engagement with communities and their
representatives; and
•
community incidents that have resulted in disruptions or
threats to our operations and to our communities – see
page 34.
All sites have a range of interventions designed to eliminate or mitigate community risks and impacts, and programmes
to enhance the well-being of communities living in close
proximity to our operations. At new sites, baseline studies and surveys must be conducted to determine the socio-economic
conditions existing prior to our entering an area.
Our interventions are largely intended to be long-term
and sustainable, and undertaken in partnership with local
communities, government and NGOs, where this is applicable,
to ensure the greatest possible impact, longevity and support.
The scale and inﬂuence of these interventions varies from
operation to operation, and is dependent on speciﬁc local
needs and the relative inﬂuence of the company.
Community development programmes are supported
by community engagement plans. Personnel on site are
responsible for engaging with local stakeholders, noting their concerns and issues, and responding to these timeously and
transparently. Site-speciﬁc community frameworks are intended to maximise the beneﬁt ﬂow to affected communities within
clearly-deﬁned parameters of responsibility, but without the company becoming the de facto provider of services instead of the authorities, as this is not sustainable.
Our approach to skills development and employment is
discussed in greater detail on page 28, and in our online
report at www.aga-reports.com/12/performance/attracting-
developing-retaining-people. The way in which the business
creates and shares value is discussed on page 36.
WHAT WE SAID WE WOULD DO
Speciﬁc commitments made in 2011 include:
•
Implementation of the community standards developed
in 2011 (www.aga-reports.com/11/sd/community-relations).
These standards are based on international good practice
such as the International Finance Corporation (IFC)
Performance Standards and the International Council on
Mining and Metals (ICMM) position statements and seek to
support the development of a more-consistent approach
to community relations and socio-economic contributions
across the group.
•
Implementation of a sustained and strategic engagement
approach with key stakeholders across the group.
•
On-going contribution to our communities through our
community investment activities. At some operations the
quantum and nature of this expenditure is agreed between
the company and the regulators. In all regions, decisions are made based on identiﬁed needs and community consultation.
We do not currently have global performance metrics to
measure the impact of our on-the-ground interventions and
investments, for example, number of jobs created, or number
of children schooled. However, through the roll-out of our
2012 SUSTAINABILITY REPORT

}

socio-economic contribution standard and guideline, sites are mandated within their socio-economic contribution strategy
to provide clarity on the desired outcomes of interventions, as well as to monitor and evaluate progress and impacts. While
a number of sites already have these metrics on a project-by-
project basis, it is not yet consistent across the organisation.
See case study: South Africa – Water
everywhere, for everyone – community water initiatives
OS
at www.aga-reports.com/12/sa-community-water
OUR PERFORMANCE IN 2012
Seven community management standards were approved in
October 2011 as part of our overall community management
framework. The Community Management standards are:
•
engagement;
•
land access and resettlement;
•
socio-economic contribution;
•
complaints and grievances;
•
indigenous peoples;
•
ASM; and
•
cultural heritage and sacred sites.
The standards were designed to ensure a consistent and
balanced approach to community engagement across the
group. Further work is being undertaken to align our standards with the recently revised IFC Performance Standards, although major changes are not expected. Detailed guidelines have
been drawn up for three of our standards: Engagement;
Complaints and Grievances; and Socio-Economic Contribution
(www.aga-reports.com/12/downloadCommunityandEnvironment
ManagementStandards.pdf).
The implementation process is being undertaken in four
phases, namely:
•
Initial roll-out and socialisation. This includes developing an understanding of country or site-speciﬁc requirements,
their context, and their practical application.
•
Undertaking a gap assessment to:
•
identify best practices within the organisation as well as
opportunities for improvement based on current practices
and the requirements of the standards; and
•
review the completeness, accuracy and effectiveness of
our management of community-related risks.
•
Developing action plans to address areas for improvement
and mitigate identiﬁed community-related risks.
On-going embedding of these standards into the operation
of each site and their adaptation to suit the context of
each site.
In 2012, nine operations (three in the Americas Region and six in the Continental Africa Region) and two projects (Gramalote and La Colosa in Colombia) were reviewed. The completion
of the implementation process is planned for the end of 2013.
The group took a decision during the year to re-evaluate the feasibility of the integration of community parameters into the
ISO14001 management system. The initial decision to include
social aspects into ISO14001 stemmed from a desire to manage our social performance in a rigorous and systematic manner.
While progress has been made in achieving this through the
Community Management Framework, the compatability of this
system and ISO14001 is being questioned.
The Cajamarca dairy sector in Colombia is one of our partners in sustainable development.
{

OUR PERFORMANCE

DELIVERING SUSTAINABLE
COMMUNITY BENEFITS continued
In 2012, AngloGold Ashanti held its inaugural Community
Awards, intended to reinforce good-practice principles
by initiating, implementing and measuring the impacts of
community projects.
The criteria for the awards were:
Project design:
•
engagement – to what extent the project initiation was
consultative;
•
strategy – the extent to which the project resulted from a
broader site/region/corporate strategy;
•
partnership – the extent to which the project involved one
or more partners; and
•
innovative approach.
Project impact:
•
potential or actual beneﬁt to communities;
•
monitoring and evaluation – the nature and extent of
monitoring and evaluation conducted; and
•
sustainability – sustainability elements were designed into
the project.
The three winners for 2012 were:
•
Supporting the Cajamarca dairy sector in Colombia –
see case study at www.aga-reports.com/12/colombia-
cajamarca-diary;
•
AngloGold Ashanti makes decisions with the help of local
communities in Brazil – see case study at www.aga-
reports.com/12/brazil-ccp; and
•
Basic Education Improvement project at Iduapriem in Ghana
– see case study at www.aga-reports.com/12/ghana-bei.
Inaugural community awards recognise excellence in project design and impact
Community investment in 2012
(1)
($000)
South Africa
7,055
Continental Africa
13,341
Australasia
464
Americas
5,148
Corporate office
645
(1)
These figures have not been adjusted for equity investment of ($1,746)
Community incidents*
2012
South Africa
3
Continental Africa
53
Australasia
1
Americas
1
*
Includes all levels of severity. Of the total, only two incidents were reportable.
For a detailed discussion on community engagement and
investment by operation, see our Operational Proﬁles at
www.aga-reports.com/12/op.
See case study: Americas – Collaborative efforts to
preserve water in Colombia
OS
at www.aga-reports.com/12/la-colosa-water
See case study: Continental Africa – Working with the
Mbuti to preserve DRC forests
OS
at www.aga-reports.com/12/drc-forests
Monitoring community incidents
Since 2011, AngloGold Ashanti formalised the process of
monitoring and reporting of community incidents. A community incident is any event caused by the company which has the
potential to lead to a negative impact on the community or any event caused by the community which has the potential to lead to a negative impact on the company. At AngloGold Ashanti,
community incidents are classiﬁed into ﬁve levels of severity:
minor; moderate; major; high; and extreme and are categorised into six types:
•
active community opposition;
•
indigenous or traditional cultural heritage disturbance/rights infringements;
•
human rights issues;
•
structural damage to public or private property;
•
noise and ground vibration; and
•
reputation issues.
See case study: Australasia – New ways of working
with wood – artist-in-residence programme
OS
at www.aga-reports.com/12/tropicana-wood-art
See case study: South Africa – Ensuring the TauTona
community is better for us having been there
OS
at www.aga-reports.com/12/sa-rudo-care
2012 SUSTAINABILITY REPORT

}

Increased competition for shared natural resources, such
as access to potable water, land for agriculture and other
purposes, as well as energy shortages, negative impacts on the natural environment and social fabric, and unmet expectations have added further on-the-ground impetus for governments to
demonstrate tangible economic beneﬁts for communities.
Resource nationalism continues to be a signiﬁcant risk facing resource companies in 2012. This rising trend was spurred
by a commodities supercycle that yielded signiﬁcant proﬁts
and precipitated increased competition for access to scarce
resources, combined with domestic socio-economic pressures
and rising community expectations. The global ﬁnancial crisis, increasing youth unemployment and increasing poverty levels
have exacerbated the situation.
An additional element in this debate is the challenge that is often presented by a lack of capacity within local and national governments and, indeed, a lack of co-ordination between
government entities, which may result in the failure of timeous and efﬁcient application of payments to government by mining companies. This results in governments not meeting the
expectations of society, and serves to blur the lines between the expectations of delivery by mining companies with those
of government.
The mining industry is faced with negative
perceptions about its contribution to societies
in which it operates all over the world.
ADDING VALUE
{Yedwa Simelane, Senior Vice President: Corporate Affairs,
“Resource nationalism has been driven by the ambition
of governments and communities to obtain more beneﬁt
from the extraction of mineral wealth from their countries
and their perceived increase in resource proﬁts. This
manifests as increasing demand to control and extract
maximum economic interest from their natural resources
through revisions to existing mining legislation, codes and
agreements, as well as through increased royalties, taxes
and duties and increased state participation in mining mainly through direct equity holdings.”}
Alain Nﬁzi at Mongbwalu, DRC. Mining can be a signiﬁcant contribution to local economic development, through employment, payment of taxes, community investment and procurement.
{

OUR PERFORMANCE

See case study: Greenﬁeld exploration – Community
development fund supports sustainable projects in
Solomon Islands
OS
at www.aga-reports.com/12/solomon-islands-
community-fund
WHAT WE SAID WE WOULD DO
AngloGold Ashanti believes that mining can play an effective role in bringing skills and tangible experience to support and partner communities to achieve their development objectives.
Mining is a signiﬁcant contributor to local economic
development, through employment, payment of taxes,
community investment and procurement.
In 2011, we committed to:
•
designing a group-wide framework to address sustainable
development issues in a more systematic way – see page 11;
•
various on-going development and community investment
initiatives, in partnership with communities and governments
– see page 32;
•
development of more-consistent engagement strategies to
support the implementation of the sustainable development
framework and demonstrate the beneﬁts of Responsible
Gold – see page 45;
•
demonstrating the beneﬁts that ﬂow from mining to
communities – see page 32; and
•
adding value to our product – see page 38.
OUR PERFORMANCE IN 2012
Progress has been made in designing a group-wide framework
to address sustainable development issues in a more
systematic way. In 2012, we appointed a social and sustainable development executive, David Noko, to progress this further.
An important feature of the approach is to enable cross-
learning across the company’s global operations. An example
of this would be to learn from experiences in Brazil, where the incidence of new cases of silicosis has been eradicated.
Our economic value-added statement, which follows, illustrates the economic value created by the group in 2012, and the way in which this was distributed.
In our South African Operations, the Department of Mineral
Resources (DMR) has approved the Social and Labour Plans
for West Wits and Vaal River Operations for the period 2010 -
2014 which has also resulted in the granting of the mining rights for the Groot Draai and Magnum Farm mining areas.
The Environmental Management Plans (EMPs) for both the
West Wits and Vaal River operations were also approved by
the DMR.
The above mentioned achievements are the statutory requirements and conditions of our licence to operate.
Distributions made in 2012 were as follows:
•
direct contributions to regional and local development
through community investment expenditure of $18.6m in
2012 ($20.6m in 2011). This excludes expenditure by our
joint ventures. See page 34 for further information;
•
employment opportunities – in 2012 AngloGold Ashanti
employed 65,822 people, including 17,993 contractors.
As far as possible, AngloGold Ashanti seeks to recruit and
employ people from the region and country of operation;
•
employee salaries, wages and other beneﬁts accounted
for 23% of economic value distributed. The total contribution in 2012 was $1.56bn (2011: $1.46bn);
•
operating costs made up the greatest single component of
economic value distributed at 40%;
•
corporate taxation in 2012 amounted to $413m
(2011: $407m). An analysis of our payments to government
in line with the Extractive Industries Transparency Initiative
(EITI)* is presented below. Payments to government includes
direct and indirect taxes, duties and royalties. Note also our commitment to reporting in line with the Dodd-Frank Act
legislation – see page 45;
•
payment of dividends to shareholders of $215m
(2011: $131m); and
•
payments to providers of capital (banks, lending institutions)
other than shareholders of $231m (2011: $196m).
*
The EITI is a global standard for extractive companies to publish what they pay and for governments to disclose what they receive in the interests of transparency and good governance. AngloGold Ashanti is an organisational supporter of the EITI. We disclose all payments made to governments whether or not the country concerned is EITI compliant. Of the countries in which we operate, Mali and Ghana are compliant with the EITI and Guinea, Tanzania and the DRC are candidate members.
Payments to governments by country
($m)
0
50
100
150
200
250
300
250.8
132.3
143.8 147.7
88.2
213.8
101.4
75.5
41.3
15.9
23.3
10.9
South
Africa Mali Brazil
Australia
Argentina               Tanzania Guinea Ghana USA DRC Colombia Namibia
Key performance indicators
ADDING VALUE continued
2012 SUSTAINABILITY REPORT

}

Economic value added statement for the year ended 31 December
US Dollar million
%
2012
%
2011
Economic value generated
Gold sales and by-product income
(1)
99%
6,559
97%
6,794
Interest received
1%
43
1%
52
Royalties received
(2)
0%
23
1%
79
Proﬁt from sale of assets
(3)
0%
14
0%
–
Income from investments
(4)
0%
7
1%
75
Total economic value generated
100%
6,646
100%
7,000
Economic value distributed
Operating costs
(5)
40%
2,689
36%
2,519
Employee salaries, wages and other beneﬁts
23%
1,559
21%
1,459
Payments to providers of capital
7%
446
5%
327
- Finance costs and unwinding of obligations
4%
231
3%
196
- Dividends
(6)
3%
215
2%
131
Corporate taxation
- Current taxation
6%
413
6%
407
Community and social investments
(7)
1%
19
0%
21
Loss from investments
(8)
1%
28
0%
–
Total economic value distributed
78%
5,154
68%
4,733
Economic value retained
22%
1,492
32%
2,267
(1)
Gold sales and by-product income were lower due to less gold produced as a result of the strikes at the South African mines and operational issues at Obuasi, Ghana.
(2)
In 2012, royalties received were $20m lower at Boddington joint venture. In 2011 royalties received included $35m from the sale of Ayanfuri.
(3)
AngloGold Ashanti disposed of 5% of its interest in Rand Reﬁnery, resulting in a proﬁt of $14m.
(4)
In 2012, income from investments included dividends received from Village Main Reef Gold Mining Company and First Uranium Canada Limited
totalling $7m. In 2011, income from associates included share of equity-accounted investments proﬁt of $73m.
(5)
Operating costs were higher in 2012 and included higher labour, power and fuel costs which were mainly inﬂationary related.
(6)
The increase in dividends was mainly due to a management decision to improve dividend yield.
(7)
Community and social investments exclude expenditure by equity-accounted joint ventures, social leases, social infrastructure and entities in pre-
production phase.
(8)
In 2012, loss from investments mainly related to impairments of equity-accounted investments.
See case study: Australasia – Partnering with
indigenous stakeholders to create jobs
OS
at www.aga-reports.com/12/tropicana-job-creation
{

OUR PERFORMANCE

ADDING VALUE TO OUR PRODUCT
Our mission statement is to create value for our shareholders, our employees and our business and social partners through
safely and responsibly exploring, mining and marketing
our products. Our primary focus is gold but we will pursue
value creating opportunities in other minerals where we can
leverage our existing assets, skills and experience to enhance the delivery of value. The marketing strategy and focus is
informed by our vision.
Beneﬁciation, or value addition to our product, is therefore part of our belief that we need to take care of our product – from the initial exploration phase, through mining, to marketing. For us, the marketing aspect goes beyond selling the reﬁned product
and is evidenced by a number of initiatives we have undertaken over the years to demonstrate our support for downstream
activities.
Jewellery accounted for 43% of gold demand in 2012.
AngloGold Ashanti has been instrumental in initiatives that are aimed at supporting the gold market. India is the largest market for gold jewellery and China the fastest-growing market for gold jewellery in the world.
The main focus of our activities has been in improving gold
jewellery design because we believe the jewellery market
provides the “ﬂoor” for support for the gold price. So by not taking care of the market that utilises the gold we produce, we will not understand one of the key drivers for our product and will see a long-term decline in gold uptake. Our other
focus is research, development and innovation in the multiple uses of gold.
AuDITIONS
The Global Gold Couture Jewellery Design
competition
AuDITIONS is a global gold jewellery design competition that was launched by AngloGold Ashanti in 1999. It is the largest gold design competition in the world, with competitions in
Brazil, South Africa and China (in China we partner with the
World Gold Council). The competition aims to increase gold’s desirability and push the envelope in gold jewellery design, by encouraging bold new designs in high gold caratage.
Our other value-add activities include strategic investments in the Rand Reﬁnery (Pty) Limited in South Africa, and the Queiroz
Plant, in Brazil. The reﬁnery produces semi-ﬁnished products that feed into the jewellery supply chain and gold investment markets. The reﬁneries are an important link between the gold mining activity and the end reﬁned product, illustrating our role in the gold market beyond exploration and mining activities.
We also have a strategic investment in Oro Africa, a jewellery manufacturing company in South Africa. This creates and
supports jobs in the gold manufacturing industry as well as
supporting skills development.
See case study: South Africa – A focus on beneﬁciation
OS
at www.aga-reports.com/12/group-beneﬁciation
POD
CAST
Kristen Malan
BeJewelled
Professional jewellery designer
The value of gold jewellery design competitions to jewellers and aspiring designers
Podcast available at: www.aga-reports.com/12/kristen-malan
ADDING VALUE continued
The judges were unanimous in selecting as the winner of
AuDITIONS South Africa 2011/2012, Adrian Antonie’s Globe Trotter,
a bold 18ct gold gentleman’s ring with a glass globe containing gold leaf ﬂakes suspended in liquid.
2012 SUSTAINABILITY REPORT

}

ASM is a centuries-old activity
providing livelihoods to many millions
of people, including many women.
ASM activity can be legal or illegal, with country legislation determining this. Legal ASM is regulated in terms of health, social and environmental impacts, and occurs in areas
designated by governments, or in some jurisdictions, in any
area not covered by the exclusive rights of third parties. Illegal
ASM actively occurs when artisanal and small-scale miners
operate outside of the provisions of the law, including when they operate on concessions where others have exclusive
mineral rights and might involve the theft of property.
AngloGold Ashanti takes seriously our obligations to protect our assets and therefore oppose illegal ASM activity on our
sites. As we recognise that so many depend on ASM for their
livelihood, we support steps taken to create and build the legal, formal ASM sector. This support includes the promotion of
ASM formalisation, support to health and safety regulation, and innovative solutions to land use and economic development.
Addressing ASM is a complex undertaking, and requires
different approaches from site to site. Each of our operating sites (mine, projects and exploration) needs to include ASM in its social baseline assessment. In addition, each site is required to formulate a strategy that includes:
•
collaboration with governments and interested and affected
parties on the promotion of an unambiguous regulatory
environment; and
•
security and legal considerations.
Deﬁning ASM
Our management standard on ASM deﬁnes this activity
as any mining and/or processing activities undertaken
by individuals who may have formed a collective or co-
operative to undertake these activities. The scale of
activity can range from one individual to large collectives
of hundreds or even thousands of individuals working
an area with the common denominator being a low level
of mechanisation. Activity is often well co-ordinated,
although it may seem informal, and is sometimes
regulated by local legislation, though often the activities
are unregulated. Colloquially, ASM is referred to by many
different names including galamsey (Ghana), orpailleurs
(DRC), garimpeiros (Brazil), Zama Zamas (South Africa)
and barequeros (Colombia).
AngloGold Ashanti acknowledges and supports the rights
of governments to uphold the requirements of the law and to
prosecute where individuals or groups of people trespass on
company property, including the act of illegal mining. We also support taking action that is appropriate in terms of the law and in accordance with established international norms of human
rights including the Voluntary Principles on Security and Human
Rights (VPSHR).
WHAT WE SAID WE WOULD DO
AngloGold Ashanti seeks to address ASM:
•
at a strategic level, to develop global partnerships with
industry role players to identify and develop an ASM
framework and set of guidelines;
•
at an in-country level, to collaborate in priority countries addressing country risks and issues, and crafting agreed
solutions; and
•
at a site level, to tailor solutions which respond to the on-
the-ground situation.
In 2011, we committed to:
•
ensuring compliance with the Dodd-Frank Act and the
Responsible Gold standards – see page 45;
•
actively participating and leading global partners in
addressing the complexity of ASM;
•
developing an ASM framework and guidance to assist
operations in addressing ASM and the issues relating to it at a site level;
•
creating in-country and cross-country collaboration, where
applicable, across our operating portfolio; and
•
actively engaging with artisanal and small-scale miners at
each of our affected sites to ensure peaceful co-existence
with ASM participants and contributing to the long-term
development of the regions in which ASM is active.
OUR PERFORMANCE IN 2012
Seeking global mechanisms
At a global leveI, AngloGold Ashanti continued to seek
to develop effective mechanisms for understanding and
managing ASM with support from the International Council on
Mining and Metals (ICMM) and the World Gold Council. The
partnership with the World Bank and its Communities and
ADDRESSING ARTISANAL AND
SMALL-SCALE MINING
{

OUR PERFORMANCE

Small-scale Mining (CASM) did not progress as the World Bank has suspended its CASM project in its current design. As a
result, AngloGold Ashanti has continued with the programme
independently to develop a deﬁnition, framework and guidance as regards ASM. Although each country and region has different contexts in which ASM takes place, we believe it important to develop a group global framework and guidance to develop
local strategies.
{Johan Viljoen, Senior Vice President, Policy and Assurance:
Sustainability,
“ASM is a signiﬁcant issue for the company.
We support governments’ efforts to formalise the ASM
sector, while recognising our obligation to secure our own
assets and guard against illegal ASM activity on our sites”}
Stakeholder mapping
In 2012, we began a stakeholder mapping exercise to identify
ASM representatives with whom to engage. A timeline has
been developed to create the basis of dialogue as regards the topic of ASM.
Multi-stakeholder partnerships to
deliver solutions
A specialist ASM manager has been appointed in the
Continental Africa Region to develop site-speciﬁc strategies, and progress has been made in Tanzania. A multi-stakeholder
partnership meeting was held in Tanzania in November 2012
to plot the process for establishing the mechanisms for ASM
in the country. A follow-up meeting was held with the Deputy
Minister for Mines to conﬁrm this. A committee comprising
membership groups has been established and its terms of
reference are being drafted.
In Colombia, good progress has been made with the
identiﬁcation of alternative potential livelihoods for ASM miners.
See case study: Continental Africa – ASM unpacked
OS
at www.aga-reports.com/12/africa-asm-unpacked
See case study: Americas – Developing alternative
livelihoods at Gramalote in Colombia
OS
at www.aga-reports.com/12/colombia-alternative-
livelihoods
ADDRESSING ARTISANAL AND
SMALL-SCALE MINING continued
We recognise that livelihoods of so many artisanal miners, as in Guinea, depend on ASM. We seek to develop partnerships at global, national and site level to formalise ASM.
2012 SUSTAINABILITY REPORT

}

We formally commit ourselves to complying
with applicable laws and respecting
internationally recognised human rights, even
when national laws or their application fall
short of protecting these rights.
We seek alignment of our policies and practices with the United
Nations Guiding Principles for Business and Human Rights
(UNGPs) as endorsed by the United Nations Human Rights
Council in June 2011.
Respect for human rights is a critical issue in addressing
security – see page 43.
WHAT WE SAID WE WOULD DO
In 2011, we undertook to:
•
completing a detailed gap assessment of existing policies and systems to be used as the basis for supplementing existing
policies and systems or, where necessary, creating new ones;
•
developing a framework for human rights within AngloGold
Ashanti, including an explicit human rights policy statement; and
•
developing a structure for embedding human rights into
existing company processes, enabling systems for on-
going human rights due diligence at all operations and
projects, and establishing effective grievance mechanisms
at all operations and projects and systems for methodically
monitoring the human rights performance of business
partners, including suppliers.
{Alan Fine, Public Affairs Manager, “Our responsibility is
really about respecting human rights, in line with the United
Nations Guiding Principles on Business and Human Rights.
It is important that our activities contribute to communities and their sustainability, for example, through building a
school. But, the principle of ‘doing no harm’ is our primary responsibility.”}
OUR PERFORMANCE IN 2012
Our human rights policy has undergone a process both of
limited external and internal consultation and of screening, and is to be formally adopted in 2013. The internal AngloGold
Ashanti Human Rights Working Group has been the key vehicle
for policy drafting and broader consultations.
The gap analysis that was started last year continued and, in response to the gaps identiﬁed, we have developed a Human
Rights Framework and an action plan. The gap analysis in itself has been an important part of our process to understand our
shortcomings, and as we ﬁnd gaps we continue to address
those through our Human Rights Framework. The Human
Rights Framework is the system through which we embed our
human rights commitments into existing systems and business
processes. It will enable appropriate action to respond to
human rights risks that we cause, that contribute to or that are linked to our business partners. It is key for us that human rights is not an add-on, but an integral part of everything we do.
A draft framework was completed in 2012 and will be developed further. A human rights due diligence function will be piloted during 2013.
Three pilot sites have been selected for review and piloting of human rights due diligence, namely Gramalote in Colombia;
Iduapriem in Ghana and Mongbwalu in the DRC. Each site
is unique in terms of the human rights challenges it faces,
its operating context, the maturity of the rule of law, and
each project is at a different stage in the life cycle of mine development. The review process is a reciprocal learning one:
•
A corporate human rights team supported by a regional
manager, examines how human rights challenges are managed
through document study and site visits, and is informed about what the particular projects in question need to better protect human rights. The learning forms the further development of
the human rights framework and assists in evaluating how
capable business planning and risk-management processes
are in managing human rights challenges; and
•
Informed by the ﬁndings, the business unit receives input on how it, from a corporate perspective, is managing human
rights, using the UNGPs as a benchmark. It also receives a
formulated and agreed road map which is created through
an interactive process on how it can improve its processes
to better manage human rights risks, and ultimately to better protect human rights, which is the responsibility of each
business unit.
RESPECTING HUMAN RIGHTS
{

OUR PERFORMANCE

{Alan Fine, Public Affairs Manager, “One of the debates we
have had is whether human rights is a separate discipline,
like safety, environment and community or whether it is
integrated in all the existing ones. Human rights cuts across all of our already existing disciplines, and we probably have around 70% of the substantive issues covered through the
current normative hierarchy of the company. However, the
human rights framework is needed because we require
a systematised approach to ensure that we always take
the rights holders’ perspective – the person on the ground
affected by our activities. The purpose of a human rights
framework is to ensure a human rights perspective in every
single business decision, system and process. Importantly,
many risk-management systems take the approach of risks
from the perspective of the company. What our Human Rights
Framework will require, is an assessment of risk from the
perspective of the individuals and communities. While it might be argued that almost all of the time there is a correlation between risks to the company and risk to right holders,
sometimes this is not the case.”}
During the year, and as part of the Human Rights Framework,
the corporate human rights project has continued its efforts to embed and integrate human rights into the organisation.
For example, the company has, together with the human
resources team, prepared a labour policy covering fundamental principles and rights at work and a policy on Supply Chain
and Human Rights and Labour. Our executive committee is
expected to adopt these policies during 2013.
Furthermore, work has begun with internal control functions
to ensure that human rights considerations are integrated into their processes, and this work will continue in 2013. These
efforts include deﬁning human rights compliance obligations, ensuring that all human rights risks are part of our risk system and that human rights risks are audited in the same way that the company follows a risk-based approach in combined
assurance reviews and other audit processes.
When there is a concern that a company may have negatively
affected human rights, a part of its responsibility to respect human rights is to review and remedy any such impacts. The
establishment of grievance mechanisms is thus instrumental
to our respect for human rights. These mechanisms provide a
platform for those who consider that they have been adversely affected by our activities to raise grievances, and have their grievances examined and addressed. A pilot project in the
DRC, conducted under the auspices of the ICMM, to develop
and implement a draft community grievance mechanism
based on our draft standard on complaint and grievance
mechanisms was completed in 2012.
Supply chain and human rights
In line with our commitment to the UNGPs, we are also
mindful of our responsibility to seek to prevent or mitigate adverse human rights impacts by our business partners,
including subsidiaries, joint venture partners and
suppliers. The AngloGold Ashanti Global Supply Chain
department is developing policy and systems to achieve this
in the procurement sphere and the Global Supply Chain has
recently adopted a code of conduct and a policy on labour and human rights aligned with the UNGPs. A strategy to implement these is being developed along with a matrix of indicators to support risk identiﬁcation and management. Adherence to our
business principles and ethics is now a standard clause in all new contracts.
While different business units undertake their own procurement with regard to many inputs, they will be required to do so in line with corporate policy.
Key performance indicators
The detailed KPIs for the business in respect of human rights are still under development as part of the framework. In terms of our undertakings for 2013, the main one is to begin the
roll-out of the framework before the end of the year.
Human rights reporting
Our reporting on human rights performance was
benchmarked against that of our peers. While we received
recognition in the area of reporting on human rights, we
also realised that, in comparison with our peers, we could
improve our reporting on performance with regards to
fundamental labour rights, in particular child labour, forced labour, freedom of association and discrimination.
Therefore, we are undertaking a process to demonstrate
to our stakeholders how, in practice, we respect and
uphold these fundamental rights at work, acknowledging
our responsibility to know and show that we respect
these rights.
RESPECTING HUMAN RIGHTS continued
2012 SUSTAINABILITY REPORT

}

The Voluntary Principles on Security and Human Rights
(VPSHR) forms an integral part of our global security framework and is the key driver of our security management practices.
The VPSHR comprise a set of principles to guide businesses
on meeting security needs while maintaining respect for human rights and fundamental freedoms.
Our mission for security within the company is to protect
people, assets and uphold the reputation of the company.
We work in vastly different environments with different risk proﬁles – from high to extreme risk to very low-risk environments.
It is important for us to anticipate, interpret and appropriately mitigate security risk.
Our most signiﬁcant security challenges inevitably lie in the regions in which we operate where there is endemic poverty,
with high levels of unemployment and few opportunities for
alternative livelihoods.
We recognise that good community relationships built on trust will have a positive impact on security and that an increase in illegal mining or artisanal mining and an increase in the level of organisation and funding of criminal activity around our
operations have the potential to increase the number and
severity of security incidents. Effective strategies for community engagement and local economic development to create
alternative livelihoods are essential in addressing human rights and security issues and their causes.
In respect of security and human rights, in 2011 we
committed to:
•
a review of all of our public and private security services, which has been completed, but requires on-going attention
as resource deployment changes according to threat and risk;
•
undertaking compliance and veriﬁcation assessments of our
global security framework implementation, which has been
completed; and
•
integrating our global security framework and management
practices within all of our exploration activities as part of the overall due diligence of new and existing exploration sites.
This is currently underway.
OUR PERFORMANCE IN 2012
In support of our human rights commitments, we continuously
strove to improve security management and practices across
our operations. We continued to implement our global
security framework, including embedding the VPSHR into our
security management practices. Although AngloGold Ashanti
has made good progress in the past few years, an increase in
Voluntary Principles’ related incidents was notable in 2012, due to increased and more complex ASM illegal mining
challenges, speciﬁcally in Tanzania and Ghana. The company
has evaluated and will continue to evaluate incidents in 2013 to help the company achieve its goal of recording zero
incidents in future years. A detailed annual report on progress in the application of the VPSHR is published on our website at
www.anglogoldashanti.com/Sustainability/Other+public+reports/.
Extensive training of AngloGold Ashanti security personnel and public and private security suppliers is carried out in line with the VPSHR. In 2012, 99% of our security personnel received
training (2011: 97%). Most of this training is undertaken in-
house, although expert external service providers are engaged as necessary. In addition to training in respect of the VPSHR, training of our staff in task-orientated skills and competencies is standard. Specialised skills and training, for example,
identiﬁcation of explosives, crowd control or emergency
response is done on a needs-basis.
We continue to seek support for our approach and activities.
At Geita in Tanzania, an NGO called “Search for Common
Ground” has been engaged to assist with the training of our
people, private, public security and community in conﬂict
prevention/resolution including sexual harassment. We are
also undertaking work through the University of Stellenbosch in South Africa on conﬂict prevention in the security context, which will continue in 2013.
Another area of progress during the year was the introduction of a new incident investigation and management reporting
methodology in the company, the Advanced Incident
Investigation Programme. This was developed by AngloGold
Ashanti, primarily in the context of safety, and now is also being used to investigate signiﬁcant security incidents to identify their root causes and appropriate mitigating measures, with
good progress to date.
{Brian Gonsalves, Vice President: Global Security, “Our
mission for the security of the company is very simple –
it is to protect people, assets and the reputation of the
company. The security landscape is becoming more and more
challenging globally. The issue for us is that, in security, our action or inaction can negatively affect our licence to operate.”}
SECURING OUR PEOPLE AND ASSETS
{

OUR PERFORMANCE

SECURING OUR PEOPLE AND ASSETS continued
Fatalities & injuries due to security interventions
08
09
10
11
12
0
10
20
30
40
50
60
70
12
4
11
3
2
44
5
49
9
3
AGA Injuries
AGA Fatalities
Community injuries
Community fatalities
51
16
2
Third parties fatalities/injuries
08
09
10
11
12
0
5
10
15
20
25
30
35
40
1
28
1
12
2
4
4
Injuries
Fatalities
17
19
(due to illegal activity – not due to security intervention)
Key performance indicators
Progress on the implementation of AngloGold Ashanti’s revised security strategy (ﬁve point plan)
Objective
Progress
1 Removing people
from risk, reducing the
potential for conﬂict
Our primary means of preventing injuries to employees, security personnel and community members is to reduce the potential for conﬂict. In 2012, we reported 51 injuries to security personnel; there were two fatalities and 16 injuries among community members due to security interventions (2011:
49 injuries to security personnel; three fatalities and nine injuries among community members.)
Although the trend has remained more or less the same, we saw a marked increase in illegal activity at our sites in 2012, due to immigration and socio-economic hardship. However, Geita mine in
Tanzania (which is the pilot for the implementation of our plan) saw improvements in the last quarter of 2012 – a decrease in incidents of conﬂict, despite an increase in apprehension of intruders.
2 Deﬁning the role
of communities in
complementing security
initiatives
Our aim is to engage communities surrounding our operations to assist us with security and security initiatives, which is being done in partnership with private and public security providers and with civil society. The establishment of ASM and community forums, as part of our broader stakeholder engagement strategies, is being used as the platform to raise security awareness amongst communities and collectively deﬁne the role of communities to complement law and order and securing initiatives.
3 Partnering more
effectively with public
security providers
The role of public security in our areas of operation is to maintain law and order. Our role is to protect our people and facilities. National police and/or military units provide security in accordance with speciﬁc agreements with the authorities or at the authorities’ initiative. The use of military or police support remains a last resort and will only be deployed if the risk proﬁle requires it. At the end of
2012, we had a military presence at Siguiri in Guinea and at our projects in Colombia. The police provide a ‘permanent service’ at Geita in Tanzania, and at Obuasi and Iduapriem in Ghana.
4 Improving technology
application and
reducing manpower
Our aim is to increase the use of technology and reduce the number of security personnel potentially at risk. A signiﬁcant number of security personnel are deployed, which includes military and police force members providing a ‘service’ and who are exposed to risk on a daily basis. Good progress has been made with the implementation of AngloGold Ashanti’s revised security strategy (ﬁve point plan). The intention is for full implementation by 2015. The Phase 1 plan has been fully implemented at Geita in Tanzania. The plan has been communicated across all operations and implementation will start at the other sites in 2013, incorporating the lessons learned at the Geita pilot project.
5 Using highly-trained,
skilled and equipped
rapid reaction teams
These teams are used to defuse potential security incidents before they escalate. Our capacity to respond appropriately to incidents in the ﬁeld will also be improved through real time reporting, surveillance and monitoring and electronic alarms (technology). Positive results have been achieved with the pilot project at Geita in the last quarter, with the implementation of technology paired with trained, skilled and equipped people in the ﬁeld. There has been a decrease in incidents of conﬂict, with a marked increase in the apprehension of intruders.
2012 SUSTAINABILITY REPORT

}

We demonstrate our commitment through:
•
our social and economic contribution to our host communities and economies – see page 32 for further details;
•
upholding human rights within our business, and in our
impact on the rights of community members. In particular
we are concerned about security and human rights – see
page 41 for further details;
•
supply chain transparency – see page 55 for further detail;
•
being able to demonstrate that our gold has been produced
responsibly; and
•
the role of our business in areas affected by or at high risk of illegal armed conﬂict.
WHAT WE SAID WE WOULD DO
In 2011 we committed to:
•
contributing to the establishment of standards and
certiﬁcation procedures which are robust and credible and
which enable companies to demonstrate that their operations
do not contribute to conﬂict;
•
engaging the US government, together with host African
governments, in the debate around the consequences –
intended and unintended – of Section 1502 of the Dodd-
Frank Wall Street Reform and Consumer Protection Act
(Dodd-Frank Act)*; and
•
developing a proactive industry programme to demonstrate
that gold mining is an agent for positive social and economic development.
*
The Dodd-Frank Act was passed in 2010 by the US government
and implementing legislation for Section 1502 of the Dodd-Frank
Act was published in 2012. The Section requires Securities and
Exchange Commission (SEC) reporting issuers that use so-called
“conﬂict minerals” “necessary to the functionality or production of a product that it manufactures or contracts to manufacture” to, among other things, ﬁle a new disclosure form with the SEC. If an issuer determines, or has reason to believe, based on a reasonable country of origin inquiry that, the “conﬂict minerals” are from the
DRC or adjoining countries the issuer must conduct due diligence on the source and chain of custody of conﬂict minerals.
OUR PERFORMANCE IN 2012
In 2011/2012, AngloGold Ashanti took an active role in the
development of four complementary standards:
•
the Responsible Jewellery Council’s (RJC’s) ‘Chain-of-
Custody Certiﬁcation for the Gold and Platinum Jewellery
Supply Chain’ which was published in March 2012;
•
the ‘Supplement on Gold’ to the Organisation for Economic
Co-operation and Development’s (OECD’s) ‘Due Diligence
Guidance for Responsible Supply Chains of Minerals from
Conﬂict-Affected and High-Risk Areas’ which was published
in July 2012;
•
the World Gold Council’s (WGC’s) ‘Conﬂict-Free Gold
Standard’ which was published in October 2012; and
•
the London Bullion Market Association’s (LBMA’s) Audit
Guidance, which was published in January 2013.
Underpinning these standards is the realisation that gold mining companies need to be able to show that they can operate
responsibly in conﬂict affected areas.
The RJC’s code of practices assesses the scope of
environmental and social issues, safety and health, ethics
and governance, labour issues, human rights, among
others. At the end of 2011, AngloGold Ashanti withdrew
from corporate membership of the RJC as we plan to adopt
a phased approach to certiﬁcation. Individual operations
will thus join the RJC and undertake certiﬁcation when
they are ready to do so. AGA Mineração in Brazil achieved
certiﬁcation in October 2012, while Sunrise Dam in Australia and CC&V in the USA are on track to achieve certiﬁcation in
the ﬁrst quarter of 2013.
The WGC had been developing its standard for some time,
starting before the passage of the US legislation or the OECD
Guidance. The WGC standard was developed together with
LBMA-member reﬁneries to ensure a smooth handover from
mine to reﬁnery. The intention of that standard is to enable gold miners to demonstrate that the gold that they produce has not contributed to armed conﬂict. It is aimed at retaining conﬁdence
AngloGold Ashanti undertakes
responsible business practices that
make a positive contribution to the
societies in which we operate.
RESPONSIBLE GOLD
{

OUR PERFORMANCE

in gold as a product and store of wealth and encouraging
responsible investment in developing countries.
The standard was developed through an extensive consultation process, including two public drafts and roundtable discussions on ﬁve continents. AngloGold Ashanti played a prominent role in the WGC initiative with the aim of ensuring that the standard was rigorous enough to stand up to stakeholder scrutiny,
reﬂected operational circumstances and was auditable. The
WGC standard requires independent, external veriﬁcation. That external veriﬁcation will be combined with AngloGold Ashanti’s existing internal and external assurance processes.
The company will publish an independently assured Conﬂict-
Free Gold Report in 2014 in accordance with the requirements of the Conﬂict-Free Gold Standard. To the best of our knowledge,
AngloGold Ashanti has the appropriate systems and controls
in place to conform to the Standard. Nothing has come to our attention to indicate any non-conformance.
Section 1502 of the Dodd-Frank Act does not apply to
AngloGold Ashanti as an extractor of gold. However, AngloGold
Ashanti has an interest in two reﬁneries, Queiroz in Brazil and
Rand Reﬁnery (Pty) Limited in South Africa. Both reﬁneries
are members of the LBMA and are required to comply with
its Responsible Gold Guidance, which is closely aligned to the
OECD Due Diligence Guidance. In contrast, Section 1502 of
the Dodd-Frank Act only applies to controlled subsidiaries and thus only the Queiroz Gold Reﬁnery’s operations must comply
with the good faith “reasonable country of origin inquiry”
requirements of the Dodd-Frank Act. The Queiroz Gold Reﬁnery does not reﬁne gold from the DRC or adjoining countries.
{Andrew Parsons, Vice President: Environmental Policy and
Assurance, “By proactively developing the Conﬂict-Free
Gold Standard, the gold mining industry has shown that it
sets itself high standards. External assurance of the public disclosure of conformance ensures rigour and independence
of the conﬂict assessment not only for the stakeholders and
regulators, but for companies as well.”}
Agent for positive development
Much work has been done in developing a proactive industry
programme to demonstrate that gold mining is an agent
for positive social and economic development at both an
industry and company level. At a global level, AngloGold
Ashanti has been involved in ICMM’s activities on Mining
Partnerships for Development.
Engaging in the implementation of legislation
AngloGold Ashanti engaged with the US government, together
with host African governments, in the debate around the
consequences – intended and unintended – of section 1502 of
the Dodd-Frank Act, with the speciﬁc objective of ensuring that this legislation is implemented in a way that is not damaging for
African economies.
RESPONSIBLE GOLD continued
2012 SUSTAINABILITY REPORT

}

As a mining company, AngloGold Ashanti is a signiﬁcant
consumer of energy. Allied with our concerns regarding energy intensity is the impact our emissions have on climate change, and, in turn, the impact that climate change could have on
our operations and local communities. This could manifest in threats to energy, water and food security. See page 49 for
further discussions on water management and security.
We are concerned about the following critical elements:
•
a consistent and cost-effective 24/7 supply of energy for our existing operations;
•
access to energy for our projects that is cost-effective and available at the right time;
•
optimising our energy usage to reduce our costs and minimise wastage and our environmental footprint, particularly in
respect of greenhouse gas (GHG) emissions; and
•
adapting to the impacts of a changing climate.
WHAT WE SAID WE WOULD DO
In 2011, we re-committed to minimising energy consumption
and securing energy supplies for the future, a key feature of our global energy strategy, with site-based strategies to be developed as soon as possible.
Progress in achieving these targets has been slower than
planned. Our South African operations are well advanced with this process though and piloting many of the critical components.
OUR PERFORMANCE IN 2012
A global strategy to build energy security – including the
adoption of clean energy alternatives and energy-efﬁcient
technologies – was initially developed in 2011. Further
development of this strategy, including planning to implement the strategy at an operational level, is expected to occur in 2013 in parallel with the progression of our overarching sustainability strategy. Energy performance has been introduced as a critical component of our business-planning processes.
In 2012, our energy consumption was 31.01m GJ
(2011: 30.5m GJ). Traditional mining methods are becoming
increasingly energy intensive as mine depth, complexity and
haulage distances increase at our maturing mines. Much
of our energy usage (37.6%) was in South Africa, where our
deep underground mines are particularly energy intensive. The strike action in the latter half of the year distorted our energy performance to some extent since, although production was
curtailed, our baseload energy consumption largely continued
to protect our assets and provide safe working conditions for essential services. Reducing energy consumption is an area
of focus of our Technology Innovation Consortium – see case
study at www.aga-reports.com/12/tic-future-mining, which is
addressing future technical challenges in deep underground
mining. Our energy intensity was 7.49GJ per ounce of gold
produced in 2012 (2011: 6.7GJ).
{Lyn Staib, Vice President: Energy, Water and Community
Infrastructure, “Adopting innovative technologies is critical if we are to meet our obligations. We need to understand
what is technically desirable and feasible at each site. We
also need to understand the characteristics of optimal and
current site-based performance and set realistic targets to
enable sites to improve.” }
See case study: South Africa – Energy consumption cut
www.aga-reports.com/12/sa-energy-consumption
Our total energy costs in 2012 constituted around 20% of
our operating cash costs (2011: 20%). Rising electricity costs in South Africa, particularly, contributed to this. This ratio is expected to escalate rapidly as global energy constraints
continue to affect prices.
See case study: Continental Africa – The Siguiri and
Bouré electriﬁcation project
www.aga-reports.com/12/siguiri-electriﬁcation
Energy security is critical to the
company, both for our current
operations and future projects.
ADDRESSING ENERGY SECURITY
AND CLIMATE CHANGE
{

OUR PERFORMANCE

Energy consumption by region
%
South Africa
38
Continental Africa
39
Australasia
19
Americas
4
Electricity and fuels usage accounts for most (98.9%) of our greenhouse gas emissions (GHGs). Our GHG emissions
in 2012 were 4.58Mt of CO2e (2011:4.5Mt CO2e). This
translated into 1.11Mt CO2e per ounce of gold produced in
2012 (2011: 0.98Mt CO2e), or 4.50Mt CO2e.
The South African region accounted for a signiﬁcant portion of our GHG emissions (68%) in 2012, given South Africa’s reliance on electrical energy sourced from coal-based power stations.
{Lyn Staib, Vice President: Energy, Water and Community
Infrastructure, “Reducing absolute emissions is a
substantive and urgent challenge for the mining industry
worldwide. The scale of change necessary over the next 30
years requires an innovative step-change in performance.
The success of our Technology Innovation Consortium
project in South Africa is likely to be pivotal in changing
our emissions proﬁle over the coming decades. Given
the extended life of our mines, long-term scenarios both
within the company and externally (40 to 50 years hence)
must inform our internal decision making, including the
potential availability of differing energy sources and new
technologies. At the same time, we must build practical
and site-speciﬁc short- and medium-term approaches to
mitigating our GHG emissions.” }
To reduce our generation of GHGs, we are considering the
installation of low-carbon electricity generation capacity (such as hydro-power) and energy-efﬁcient technologies, such as
efﬁcient compressed air systems. Our operations in Ghana
and Brazil already make extensive use of hydro power – both
via national grids, and the latter through our own hydro-
power facilities. The Mponeng Mine in South Africa also
uses an innovative in-shaft hydro-power system to power its
drilling, cleaning and other equipment. During 2012, a total of
0.59m GJ (2011: 0.61m GJ) of hydro-electrical power was
used by AngloGold Ashanti operations; 0.49m GJ (2011:
0.50m GJ) at the AGA Mineração operations in Brazil and
0.10m GJ (2011: 0.10m GJ) at the Mponeng operation in South
Africa. Work has begun on upgrading a hydro-power facility in the DRC, which will initially service communities, but will later be upgraded to service our mining operation.
See case study: Group – Towards cleaner operations
through fuel and oil standard
OS
at www.aga-reports.com/12/group-fuel-oil
Key performance indicators
Energy efficiency
0
1
2
3
4
5
6
7
8
7.49
6.7
6.4
6
5.5
(GJ/oz)
08
09
10
11
12
Greenhouse gas efficiency
0,0
0,2
0,4
0,6
0,8
1,0
1,2
1.11
0.99
1
0.96
0.85
(Mt CO
2
e/oz)
08
09
10
11
12
ADDRESSING ENERGY SECURITY
AND CLIMATE CHANGE continued
The Technology Innovation Consortium aims to ﬁnd solutions
for deep-level mining with the world’s leading innovators.
2012 SUSTAINABILITY REPORT

}

Water is a critical input for the mining
industry. It is also fundamental to
socio-economic development and the
maintenance of sound ecosystems.
In the mining industry, water is used, among other things, in power generation, dust suppression, mining and processing,
cooling, rehabilitation and for human consumption. Many
of our operations are located in water-scarce areas, which
potentially bring them into direct competition for water with local communities and other users, including agriculture and other industry. Water scarcity results from low rainfall and other environmental considerations, and is exacerbated by
degradation and over-use of groundwater and surface water.
Further, climate change is affecting weather patterns that may in turn place water resources under even greater pressure, or result in an over-supply of water, including ﬂooding. Both cases present challenges for our operations.
The management of water supply and quality are thus key
concerns both for AngloGold Ashanti and for our stakeholders.
It is critically important that we protect the water, energy and food security of associated communities. A failure to protect water resources could curtail current and future operations.
Historically, water has been a source of conﬂict and this remains true today given its role in communities’ ability to sustain their livelihoods, health and well-being. Should water scarcity
continue or increase in future, extreme cases of conﬂict could lead to community protests and the withdrawal of support for our operations.
See case study: Australasia – Floods and the fairy
shrimp in Lake Carey
OS
at www.aga-reports.com/12/sunrise-fairy-shrimp
WHAT WE SAID WE WOULD DO
A global strategy for building water security was developed in
2011, and is being progressively implemented. This strategy
focuses on reducing raw water consumption, continuous
improvement in integrated water management practice,
progressively addressing discharge water quality legacy issues and enhanced transparency in monitoring and reporting.
OUR PERFORMANCE IN 2012
Our South African operations are well advanced with this
process and are piloting many of the critical components.
Our focus remains on minimising fresh water intake from the
environment, combined with securing water supplies for the
future, as well as ensuring that the quality of water discharged by our operations at least meets regulatory requirements.
None of our operations has been identiﬁed as being immediately under threat from water shortages.
Our approach to water sourcing varies by location. In addition to recycled water, the three primary sources in 2012 were:
RESPONSIBLE CUSTODIANSHIP
OF WATER AND LAND
{Tony Da Cruz, Manager: Environment, Business and
Technical Development, “Water management is a
complex issue. Some places are dry for long periods of the
year and will not have enough water available unless they
reuse water extensively; others have so much water that
they have to manage this effectively to prevent ﬂooding
and accidental releases of process water. A drought in the
US mid-west in 2012 resulted in reduced production at
CC&V in the US, while ﬂooding at Sunrise Dam in Australia
curtailed production the previous year.”}
Ground water
26
Surface water
43
Utilities and/or external water suppliers
31
Total water consumption by source
(%)
{

OUR PERFORMANCE

RESPONSIBLE CUSTODIANSHIP
OF WATER AND LAND continued
shafts, multiple points for water discharge into the environment, differing requirements for process and potable water quality, as well as water storage and evaporation challenges.
Avoiding, or, where this is not possible, mitigating our
impacts on the water environment remain signiﬁcant
priorities. Where feasible we operate a closed loop system,
recycling the water used in our operations without discharging to the environment. This reduces our potential environmental impact, enabling us both to reduce water consumption and
the potential for water contamination. At some operations
– for example in Ghana – high levels of rainfall mean that a closed system is not feasible and that controlled releases
must take place. In this situation, we ensure that we have the water treatment systems in place to manage efﬂuents to meet
applicable discharge standards.
A signiﬁcant milestone has been the commissioning and
expansion of water-treatment capacity at Obuasi where the
mine has operated for the full year without a single water-
related reportable environmental incident.
Land management and biodiversity
Similarly, access to land and land use is of critical importance to the company, for exploration and mining as well as for ancillary infrastructure. The issue of biodiversity has also become
increasingly prominent. The reason is that a mine can only be located where an orebody is found. There is potentially a choice between digging an open pit or an underground mine and
infrastructure, such as the processing plant, ofﬁces, tailings facilities, stockpiles and waste rock dumps can be moved
to avoid sensitive areas, within the constraints of economics and geology. The company has learnt and continues to learn
Our new approach to integrated water management is
being piloted in the South Africa Region, given the complexity of its water circuits. The two water circuits in the South Africa region comprise multiple processing plants, deep underground
POD
CAST
Lyn Staib
AngloGold Ashanti
Vice President: Energy, Water and
Community Infrastructure
AngloGold Ashanti’s water security strategy
Podcast available at: www.aga-reports.com/12/lyn-staib
Progress with our water management
strategy in South Africa
Our South African operations include a complex network of
shafts, underground workings, metallurgical plants, tailings storage facilities (TSFs) and surface infrastructure. This
infrastructure traverses signiﬁcant distances (horizontally
and vertically), in an area that has been intensively mined
by numerous mining companies for many decades. Many
of these mines are no longer operating. Our mines are
situated within or adjacent to local municipalities, farmland, industrial complexes and informal settlements. Water
management is therefore a complex issue, and sources of
contamination cannot always be easily isolated.
The implementation of our revised integrated water
management strategy in the South African region is aimed at:
•
reducing water consumption;
•
optimising the efﬁciency of our water circuits;
•
minimising the potential for discharge of contaminated
water into the environment, either directly or indirectly,
as a result of seepage from TSFs; and
•
preventing the contamination of land beyond current
mining boundaries as a result of planned or unplanned
discharges.
South Africa accounted for approximately 40% of the
group’s total water consumption.
The integrated water management strategy also addresses
issues such as potential mine ﬂooding; groundwater and
storm water management; and the potential impact of
mining activities on the water supply to neighbouring
areas. Mitigation measures include the development of
regional mine ﬂooding models, and plans and technical
remediation options for seepage from TSFs.
2012 SUSTAINABILITY REPORT

}

POD
CAST
Anne-Marie Fleury
International Council on
Mining and Metals
Director: Environment
Addressing biodiversity globally
Podcast available at: www.aga-reports.com/12/anne-marie-ﬂeury to treat land and biodiversity sensitively to earn the trust of governments and communities.
Issues of land use and biodiversity are also closely linked to water and communities. This is particularly evident in Colombia, one of the world’s most biodiverse countries as determined
by the number of species per hectare. We have entered into
partnerships with NGOs on our approach to environmental
management in Colombia, including investigating establishing biodiversity offsets. A practical outcome of this process has been the way in which we have approached exploration drilling.
Our exploration teams have developed low-impact drilling
platforms and a way of building access roads so as to minimise land disturbance and biodiversity impacts.
Other countries in which biodiversity is of particular importance are Brazil, Ghana and Argentina. Our biodiversity programme
at Cerro Vanguardia in Argentina was recognised for its
achievements in the group’s biennial environmental awards –
see the case study at www.aga-reports.com/12/patagonia-
biodiversity.
Securing access to land is an important consideration at all our operations and requires not only a rigorous permitting process, but also co-existence with communities. The relationship
between the company and artisanal miners at our operations
in Guinea, Ghana, Tanzania and now also in the DRC are
examples of this. See the discussion on ASM on page 39.
Closely related to land use is planning for closure, which while undertaken at an operational level is guided and overseen by a company closure working group. See the Integrated Report for a detailed discussion on closure on page 109.
See case study: Greenﬁeld exploration – Work at
exploration site yields two new myrtle species in Australia
OS
at www.aga-reports.com/12/dundas-myrtles
See case study: Americas – Promoting biodiversity
in Patagonia
OS
at www.aga-reports.com/12/patagonia-biodiversity
See case study: Greenﬁeld exploration – ‘Green’ roads
assist drilling in forest clearings in Colombia
OS
at www.aga-reports.com/12/green-drilling
At Cerro Vanguardia in Argentina, our biodiversity programme was recognised for its achievements with an environmental award.
{

OUR PERFORMANCE

RESPONSIBLE CUSTODIANSHIP
OF WATER AND LAND continued
Signiﬁcant legacy issue in South Africa
requires collaborative solution
Deep groundwater contamination remains a potentially
signiﬁcant issue in South Africa, where groundwater
has inﬁltrated mined-out workings in some older mining
regions. When exposed to sulphide minerals in these
workings, this deep groundwater may become acidic
and, on reﬁlling of mining voids, presents a potential
contamination risk to shallow groundwater and eventually
surface water resources.
Contamination is prevented by continuing to pump water
from underground operations that have ceased working.
However, the cost of pumping is signiﬁcant, and is carried
by a declining number of operators of nearby mines.
If pumping is stopped and the mines allowed to reﬁll,
the pH of the water will eventually decline, but this could
take decades.
The solution to this issue cannot lie with one company
and must be addressed holistically and collaboratively
by government, regulators, the mining industry and
communities.
See case study: Continental Africa – Micro dams in
Mali bring new possibilities for market gardeners
OS
at www.aga-reports.com/12/mali-micro-dams
Water efficiency
(kL/ounce)
0
3
6
9
12
15
14.46
12.43
11.34
11.11
10.02
08
09
10
11
12
Number of reportable environmental incidents
0
10
20
30
40
50
60
16
27
27
51
55
08
09
10
11
12
Key performance indicators
*
Details of these incidents are available online at www.aga-reports.
com/12/environmental-incidents.
Avoiding or mitigating our impacts on the water environment remain signiﬁcant priorities, as at Lake Carey, Sunrise Dam, Australia.
2012 SUSTAINABILITY REPORT

}

CYANIDE AND WASTE MANAGEMENT
The management of cyanide and waste generated
during the gold production process remains an important
consideration for AngloGold Ashanti. It is also a critical
issue for NGOs and other stakeholders.
Cyanide is used to efﬁciently and cost-effectively extract gold from its host ore. It is estimated that, of the approximately
1.1 Mt of hydrogen cyanide produced annually worldwide‚ only
6% is used to produce cyanide reagents for gold processing.
The responsible use of cyanide is as integral a part of our
‘licence to operate’ as the systems and processes associated with the planning, management and monitoring of our
environmental performance. Compliance with the International
Cyanide Management Code (Cyanide Code), along with
rigorous reporting, is central to this.
Our chemical and waste management standards address
the management of risks arising from the use of hazardous
materials, including the waste mitigation hierarchy of avoiding, reducing, reusing, recycling, treating and disposing of waste.
Like other mining companies, we generate waste rock and
tailings* as a result of our mining and processing operations.
During open-pit mining, large volumes of soil and/or rock
(called overburden) are generated to expose the orebody.
Similarly, waste rock is generated during drilling and developing access to underground orebodies. Overburden and waste rock
typically contain sub-economic levels of gold and are deposited as large waste rock dumps.
The impact of failure of a TSF can be signiﬁcant. We, therefore, monitor these facilities closely and ensure their management is in accordance with our permits, national regulating requirements, our internal tailings management framework and agreements
we may have with communities.
* Tailings are the ﬁne process efﬂuents that are deposited in the form of a slurry in tailings storage facilities (TSFs), that have been speciﬁcally designed for this purpose.
See case study: Australasia – Cleo and Sunrise rock –
waste management at Sunrise Dam
OS
at www.aga-reports.com/12/sunrise-waste-rock
Water sampling at the process water treatment plant in Obuasi, Ghana. The water is primarily treated to remove arsenic before it is recycled into the plant or discharged into the environment.
{

OUR PERFORMANCE

CYANIDE AND WASTE MANAGEMENT continued
WHAT WE SAID WE WOULD DO
In 2011 we committed to:
•
maintaining our certiﬁcation of compliance to the cyanide
code of the 16 operations that were certiﬁed by the end of
2011; and
•
the registration of four additional sites (Iduapriem and Obuasi in Ghana, Córrego do Sítio Sulphide plant in Brazil; and Geita in Tanzania) with the International Cyanide Management
Institute (ICMI), conﬁrming their intention to seek certiﬁcation within a three-year window period.
OUR PERFORMANCE IN 2012
At the end of 2012, 16 of our plants had achieved and/or
retained Cyanide Code certiﬁcation. A further three plants
are in the process of seeking certiﬁcation and the remaining two plants, newly acquired in 2012, will be embarking on
the certiﬁcation process in 2013. The following operations
were re-certiﬁed for three years during the year: Serra
Grande; Queiroz Gold Plant; Córrego do Sítio Oxide
Plant; Yatela (recertiﬁcation announced in early 2013) and
Sadiola (recertiﬁcation announcement pending at time
of printing).
Good progress was made by all four as-yet-unaudited
operations in the implementation of the Code, although they
were unfortunately not registered with the ICMI during 2012.
However they, and the newly acquired Mine Waste Solutions,
were registered in early 2013 and it is expected that these ﬁve operations will achieve compliance and certiﬁcation by 2016.
In total, the group used 19.4t of cyanide in 2012 (2011: 24.3t).
There were no reportable incidents relating to cyanide during the year.
Cyanide destruction technology is being installed at the
Iduapriem mine in Ghana to reduce the weak-acid dissociable
(WAD) cyanide on the tailings facility, and will be commissioned in 2013. The construction of replacement cyanide handling
facilities at the Obuasi mine in Ghana was completed in late
2012, with commissioning planned for in early 2013. Both
installations will facilitate compliance by these operations with the Cyanide Code.
About the Cyanide Code
The Cyanide Code is a voluntary initiative for the gold
mining industry and the producers and transporters
of the cyanide used in gold mining. The code was
developed for gold mining operations, and addresses
production, transport, storage, and use of cyanide and
the decommissioning of cyanide facilities. It includes
requirements related to ﬁnancial assurance, accident
prevention, emergency response, training, public reporting,
stakeholder involvement and veriﬁcation procedures. See
www.cyanidecode.org.
Ore processed
(1)
0
20,000
40,000
60,000
80,000
79,113
69,817 70,164 70,192
73,055
(kilotonnes)
08
09
10
11
12
(1)
Represents the group’s attributable share
Key performance indicators
Our newly acquired Mine Waste Solutions, in the Vaal River mining area of South Africa, has been registered with the International Cyanide
Management Institute.
2012 SUSTAINABILITY REPORT

}

Supply chain management is increasingly the focus of external ratings agencies and regulation.
WHAT WE SAID WE WOULD DO
While the issue of supply chain management was not speciﬁcally identiﬁed as a material issue in the 2011 Sustainability Report, we have committed ourselves to developing an understanding
of the ethical behaviour of suppliers in 2012, and to reporting fully on the suppliers screened by the company in respect of human rights by 2016.
A distinct but important aspect of supply chain management
is the achievement of speciﬁc objectives in respect of in-
country and local procurement. Nowhere is this more
evident than in the South African Region, where procurement
initiatives and targets form a fundamental part of the industry’s transformation programme. This region has continued to
work towards achieving the targets set in our Social and Labour
Plans* (SLPs).
*
Mining companies are required to submit and work in accordance with SLPs that have been developed as part of the Minerals and
Petroleum Resources Development Act (MPRDA) and the Broad
Based Socio-Economic Charter for the South African mining
industry (Mining Charter). The Mining Charter was amended in 2010 and its revision includes a requirement for multinational suppliers of capital goods to contribute a minimum of 0.5% of their locally-
generated annual income towards a “social development fund” for the beneﬁt of local communities.
SLPs have an important role to play in regulating the way in which mining companies approach local economic development, use
and expand the existing skills base of local communities (and in particular historically disadvantaged South Africans (HDSAs)), and provide the necessary support to emerging small and
medium sized enterprises (SMMEs). Our 2012 SLP target
was for 20% of our capital goods, 50% of our services, and
25% of our consumables to be sourced from black economic
empowerment* (BEE) companies.
*
BEE companies are those deﬁned as qualifying BEE entities with a minimum 25% black ownership status.
See case study: South Africa – The future of mining:
technology and innovation in the 21st century
OS
at www.aga-reports.com/12/tic-future-mining
OUR PERFORMANCE IN 2012
POD
CAST
Parker Kapp
AngloGold Ashanti
Senior Vice President:
Global Supply Chain
Ethical supply chain management
Podcast available at: www.aga-reports.com/12/parker-kapp
Ethics and human rights form a cornerstone of our Code of
Business Principles and Ethics, with which all suppliers are expected to comply.
Good progress was made in 2012 in respect of integrating
ethics and human rights considerations into our formal
procurement systems, culminating in a workshop to launch
our Ethical Supply Chain Tool. The tool encompasses a self-
assessment questionnaire that has been designed for suppliers to complete. In late 2012, the process of the Ethical Supply
Chain Tool supplier screening software reﬁnement (in line with the implementation of the group’s OneERP project) continued
and supplier training will begin during 2013.
The tool forms part of a supply chain management project that addresses human rights, including labour standards, health
standards and also environmental issues, and is aimed in
the ﬁrst instance at ‘ﬁrst-tier’ suppliers. First-tier suppliers are those that have direct contractual relationships with AngloGold
Ashanti, while second-tier suppliers are our suppliers’ suppliers.
The implementation of the Voluntary Principles on Security and
Human Rights (VPSHRs) has been an important part of our
supply chain process, particularly security personnel training.
See page 43.
Supply chain management has always been a critical
operational drive and, in recent times, has become an
important ethics and human rights consideration.
MANAGING OUR SUPPLY CHAIN
{

OUR PERFORMANCE

MANAGING OUR SUPPLY CHAIN continued
Detailed reports of our compliance with our SLPs will be
available on our website at www.anglogoldashanti.com in May
2013. While the numbers alone do not reﬂect the full impact of our endeavours, they provide useful insight.
By the end of 2012, the South Africa Region had spent $359m
(R3.03bn) with qualifying BEE entities. This represents 45% of procurement expenditure of $797m (R6.7bn). No contribution
has yet been reported against the target for multinationals
because the Social Development Fund has not yet been
established by the Department of Mineral Resources (DMR)
in South Africa. We have issued notices to our suppliers
to set aside, either in a trust account or as an accrual, such required funding until such time as the fund details are ﬁnalised.
Overall, we achieved 75% in terms of the DMR compliance
scorecard. The table below translates the achieved actual BEE expenditure per category and objectives (capital, services and consumables) into actual points achieved as measured against the target points.
Expenditure
Target points
Actual
Capital
5
5
Services
5
4
Consumables
2
2
Multi-national contribution
3
Pending
In terms of supporting emerging SMMEs, we are setting
up a supplier development centre in the labour-sending
area of Mthatha, Eastern Cape, South Africa. This supplier
development centre is intended to become a gateway for
suppliers to access business from the company and other
entities, as well as training and development in entrepreneurship and basic business management skills. We have appointed
a service provider in O.R. Tambo District Municipality in
the Eastern Cape who will develop the speciﬁc enterprise
development intervention programmes and operationalise
the supplier development centres. In our host communities
of Merafong, Gauteng, South Africa and Matlosana, North
West, South Africa, a survey was conducted to establish the
business proﬁle of SMMEs in these communities to enable us
to begin the development of a customised SMME strategy for
each area.
Key performance indicators
Expenditure with qualifying BEE entities
(%)
0
10
20
30
40
50
45
43
36
29
35
08
09
10
11
12
Procurement performance against targets
(%)
0
10
20
30
40
50
47
43
36
25
50
20
2012 target
2012 actual
Capital
Services
Consumables
POD
CAST
Nils Steward
Golder & Associates
Principal consultant
Member of the Technology Innovation Consortium
The beneﬁts of a consortium of minds to address the future
of mining
Podcast available at: www.aga-reports.com/12/nils-steward
2012 SUSTAINABILITY REPORT

}

The Annual Integrated Report, the primary document in
the suite of reports which has been produced in line with
the recommendations of the King Code of Governance for
South Africa, 2009 (King III) and the Listings Requirements
of the Johannesburg Stock Exchange (JSE), the home of
our primary listing. We have taken cognisance of local and
international recommendations on integrated reporting in
developing our report content, and the style of reporting. It contains an holistic view of our business – now and in the
future – containing operational, ﬁnancial and non-ﬁnancial
information. As this is a group-level report, operational targets and performance are discussed at a group level. This report is available online and, on request, as a printed report.
Stakeholders seeking more detailed and speciﬁc information
are referred to the reports listed below.
The Annual Financial Statements, which has been prepared
in accordance with: the International Financial Reporting
Standards (IFRS); the South African Companies Act, 71 of
2008 (as amended); and the Listings Requirements of the
JSE. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock
exchanges on which AngloGold Ashanti is listed. This report is available online and, on request, as a printed report.
Our Sustainability Report – Summary, which provides
insight into our approach to sustainability, and objectives, strategy and performance. This global report focuses on
those sustainability issues that have been determined to be
most important to us, and to our stakeholders. This report is available online and, on request, as a printed report.
Our Online Sustainability Report, which provides a more
comprehensive view of our business, has been produced
in accordance with the Global Reporting Initiative’s (GRI)
3.0 guidelines, as well as GRI’s Mining and Metals Sector
Supplement, the Sustainable Development Framework of
the International Council on Metals and Mining (ICMM), the
principles of the United Nations Global Compact (UNGC) and
the Extractive Industries Reporting Initiative (EITI). This report is available online.
Our Mineral Resource and Ore Reserve Statement, which
records our Mineral Resource and Ore Reserve in accordance
with the South African Code for Reporting of Exploration
Results, Mineral Resource and Mineral Reserve (The SAMREC
Code, 2007 edition), and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves
(The JORC Code, 2004 edition). This report has been
prepared, reviewed and conﬁrmed by the Competent Persons
as deﬁned in terms of these codes.
Our Operational Proﬁles, which provide detailed ﬁnancial
and non-ﬁnancial information on each of our operations and
projects. These will be made available online at www.aga-
reports.com, and will be downloadable in a pdf format.
A Notice of Meeting to shareholders together with the
relevant voting instruction forms for the stock exchanges at which the company is listed. These provide details of the
forthcoming annual general meeting and of the resolutions on which shareholders are to vote.
Additional supporting material, including the document
entitled “Risk Factors related to AngloGold Ashanti’s suite of
2012 reports”, which was previously in the Annual Financial
Statements, is available on AngloGold Ashanti’s online
corporate report website www.aga-reports.com.
In compliance with the rules governing its listing on the NYSE and in accordance with the accounting principles generally
accepted in the United States, AngloGold Ashanti prepares
an annual report on Form 20-F which is ﬁled each year. The
full suite of 2012 reports will be furnished to the United States
Securities and Exchange Commission (SEC) on a Form 6-K.
GUIDE TO USING OUR REPORTS
Our annual suite of reports to
stakeholders in 2012 comprises:
Our primary platform for reporting is
our online report at www.aga-reports.com
The inside pages of this report were printed on Triple Green Silk 135gsm.
A local double coated, high-white, wood-free coated art paper produced by
Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certiﬁcation.
PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant.
Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the ﬁbrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.
6384/12

ADMINISTRATIVE INFORMATION
Registered and corporate ofﬁce
76 Jeppe Street, Newtown
Johannesburg, Gauteng 2001
South Africa
PO Box 62117, Marshalltown
Gauteng 2107
South Africa
Telephone:
+27 11 637 6000
Fax:
+27 11 637 6624
www.anglogoldashanti.com
Contact person for this report
Nilesh Moodley
Telephone:
+27 11 637 6788
Fax:
+27 86 686 8177
Email:
nmoodley@anglogoldashanti.com
Sustainability enquiries
Sustainabilityreport@anglogoldashanti.com
2012
{
ANNUAL
FINANCIAL
STATEMENTS
ANNUAL
FINANCIAL
STATEMENTS
•
Assurance statement
•
Remuneration report
•
Corporate governance
•
Financial results
•
Non-GAAP disclosure
FS
2012
{
ANNUAL
INTEGRATED
REPORT
ANNUAL
INTEGRATED
REPORT
•
Regional review of
operations
•
Non-GAAP disclosure
•
Approach to risk
•
Letters from Chairman
and CEO
IR
2012
{
ONLINE
SUSTAINABILITY
REPORT
ONLINE
SUSTAINABILITY
REPORT
•
Assurance statement
•
GRI compliance
•
Sustainability performance
•
UNGC compliance
•
ICMM compliance
•
Case studies
OS
2012
{
MINERAL RESOURCE
AND ORE RESERVE
REPORT
MINERAL RESOURCE
AND ORE RESERVE
REPORT
•
Proved and Probable
Ore Reserve
•
Measured, Indicated and
Inferred Mineral Resource
RR
2012
{
SUSTAINABILITY
REPORT
SUSTAINABILITY
REPORT
•
Letter from CEO
•
Material sustainability
issues
•
Approach to risk
•
Sustainability performance
•
Panel feedback
SR
YOU
ARE
HERE

2012
SUSTAINABILITY
REPORT
2012
}
SUSTAINABILITY
REPORT
WWW.ANGLOGOLDASHANTI.COM
Download the
full Sustainability
Report 2012

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 11, 2013
By:
/s/ M E SANZ PEREZ
Name:    M E Sanz Perez
Title:       Group General Counsel and Company
              Secretary